Filed Pursuant to Rule 424(b)(3)

File No. 333-189003

STATION CASINOS LLC

SUPPLEMENT NO. 3 TO

MARKET MAKING PROSPECTUS DECLARED EFFECTIVE ON MARCH 25, 2015

THE DATE OF THIS SUPPLEMENT IS OCTOBER 13, 2015

On October 13, 2015, Station Casinos LLC filed the attached Current Report on Form 8-K.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date earliest event reported)  October 13, 2015

STATION CASINOS LLC

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation)

000-54193	27-3312261
(Commission File Number)	(IRS Employer Identification Number)

 1505 South Pavilion Center Drive

Las Vegas, Nevada

(Address of principal executive offices)

89135

(Zip Code)

Registrant’s Telephone Number, Including Area Code:  (702) 495-3000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐                 Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01     Entry into a Material Definitive Agreement

On October 13, 2015, Station Casinos LLC, a Nevada limited liability company (the “Company”), entered into a membership interest purchase agreement (the “Purchase Agreement”) with respect to the acquisition of all of the outstanding membership interests of Fertitta Entertainment LLC, a Delaware limited liability company (“Fertitta Entertainment”) (the “Fertitta Entertainment Acquisition”), with Fertitta Business Management LLC, a Nevada limited liability company, LNA Investments, LLC, a Nevada limited liability company, KVF Investments, LLC, a Nevada limited liability company, FE Employeeco LLC, a Delaware limited liability company (collectively, the “Sellers”) and Frank J. Fertitta III, as seller representative.  All of the Company’s gaming and non-gaming facilities are currently managed by subsidiaries of Fertitta Entertainment pursuant to management agreements entered into on June 17, 2011 (the “Management Agreements”).

The purchase price is $460 million in cash, less amounts paid by the Company in satisfaction of indebtedness of Fertitta Entertainment on the closing date, and subject to reduction based on the amount, if any, of Fertitta Entertainment’s liabilities assumed by the Company. The terms of the Fertitta Entertainment Acquisition were negotiated on behalf of the Company and approved by a special committee of the Company’s board of managers comprised of Dr. James E. Nave and Mr. Robert E. Lewis, each of whom was determined to be disinterested in the Fertitta Entertainment Acquisition, with the assistance and counsel of independent legal and financial advisors retained by such special committee.

The consummation of the Fertitta Entertainment Acquisition, which has been unanimously approved by the Company’s board of managers, is subject to certain closing conditions, including, among other things, (i) the expiration or termination of the waiting period (and any extensions thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (ii) the approval of various gaming authorities, and (iii) the closing of the initial public offering (the “IPO”) of Station Casinos Corp., a Delaware corporation and newly formed affiliate of the Company (“SCC”), which has filed a registration statement on Form S-1 on the date hereof.

The Company expects to use a portion of the proceeds from the IPO to pay a portion of the purchase price for the Fertitta Entertainment Acquisition and expects to fund the balance of the purchase price through additional borrowings.  Both the Company and the Sellers have agreed, following the closing, to indemnify the other party for losses arising from certain breaches of the representations, warranties and covenants contained in the Purchase Agreement and for certain other liabilities, subject to certain limitations.

The Fertitta Entertainment Acquisition is expected to be consummated concurrently with the closing of the IPO, but there can be no assurance that the IPO or the Fertitta Entertainment Acquisition will be consummated or as to the date by which the IPO or the Fertitta Entertainment Acquisition will be consummated.  Following the consummation of the Fertitta Entertainment Acquisition, Fertitta Entertainment and its subsidiaries will be wholly-owned subsidiaries of the Company.  The Company expects to enter into employment agreements with its executive officers and other individuals who were employed by Fertitta Entertainment and provided services to the Company through the Management Agreements, with such agreements becoming effective upon the consummation of the Fertitta Acquisition.

The foregoing description is qualified in its entirety by reference to the full text of the Purchase Agreement, filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 5.02     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Effective November 1, 2015, the Company announced the promotion of the following senior executives:

Stephen L. Cavallaro, who formerly served as President and Chief Operating Officer, has been promoted to the newly created position of Executive Vice Chairman. Mr. Cavallaro, age 57, has served as President of the Company and Fertitta Entertainment since October 2012, and as Chief Operating Officer of the Company and Fertitta Entertainment since June 2013.  From 2005 to 2012, Mr. Cavallaro served as the Chairman, President and Chief Executive Officer of Cavallaro Consulting Group. From 2001 to 2004, Mr. Cavallaro served as Executive Vice President and Chief Operating Officer of Station Casinos, Inc., the Company’s predecessor entity (“STN”).  Mr. Cavallaro will continue to be bound by his existing employment agreement with Fertitta Entertainment.

Richard J. Haskins, who formerly served as Executive Vice President and General Counsel, has been promoted to President.  Mr. Haskins, age 51, has served as Executive Vice President, General Counsel and Secretary of the Company and Fertitta Entertainment since January 2011 and April 2011, respectively.  Mr. Haskins served as Executive Vice President and Secretary of STN from July 2004 and as General Counsel of STN from April 2002, in each case through June 17, 2011.  Mr. Haskins will continue to be bound by his existing employment agreement with Fertitta Entertainment.

Daniel J. Roy, who formerly served as Executive Vice President of Operations, has been promoted to Executive Vice President and Chief Operating Officer.  Mr. Roy, age 56, has served as Executive Vice President of Operations for the Company since June 2013. From February 2013 to June 2013, Mr. Roy served as Senior Vice President of Gaming Operations for the Company. From 2009 to 2012, Mr. Roy served as Executive Vice President of Operations for Warner Gaming. From 2001 to 2009, Mr. Roy served as Senior Vice President of Operations for STN. The Company entered into an employment agreement with Mr. Roy on January 1, 2014. Mr. Roy’s employment agreement provides for a five-year term, subject to automatic one-year extensions unless either party gives notice at least 30 days prior to the end of the then-current term or unless the employment agreement is otherwise terminated pursuant to its terms. Mr. Roy’s employment agreement provides for a base salary (to be reviewed annually and which may be increased) and an annual bonus, pursuant to our discretionary bonus plan, with a target amount equal to 100% of Mr. Roy’s annual base salary. Mr. Roy’s actual annual bonus amount is based upon the achievement of certain goals and objectives, as well as our overall performance. Mr. Roy’s employment agreement entitles him to certain other benefits and perquisites in addition to those made available to our salaried employees generally. Perquisites for Mr. Roy include, but are not limited to, four weeks of vacation per year. In 2014, Mr. Roy’s annual base salary was in the amount of $500,000.  Mr. Roy also received a bonus in the amount of $400,000 and perquisites valued at $20,958, for a total compensation of $920,598.

If the Fertitta Entertainment Acquisition is consummated, the employment agreements between Fertitta Entertainment and each of the foregoing senior executives are expected to be terminated and superseded by the new employment agreements contemplated in connection therewith.

There are no family relationships between the foregoing senior executives and any other director or executive officer of the Company, and the senior executives have no direct or indirect material interests in any transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.

2

Item 9.01.                                        Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

10.1

Membership Interest Purchase Agreement, dated as of October 13, 2015, by and among Station Casinos LLC, Fertitta Business Management LLC, LNA Investments, LLC, KVF Investments, LLC, FE Employeeco LLC, Fertitta Entertainment LLC and Frank J. Fertitta III.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STATION CASINOS LLC

Dated: October 13, 2015	By:	/s/ Marc J. Falcone
	Name:	Marc J. Falcone
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

4

Exhibit 10.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT
dated as of October 13, 2015
by and among

STATION CASINOS LLC

(“Purchaser”),

FERTITTA BUSINESS MANAGEMENT LLC,

LNA INVESTMENTS, LLC,

KVF INVESTMENTS, LLC,

FE EMPLOYEECO LLC

(collectively, “Sellers”),

FERTITTA ENTERTAINMENT LLC

(the “Company”)

and

Frank J. Fertitta III

(the “Seller Representative”)

with respect to all

outstanding membership interests of
the Company

3.22	Related Party Transactions	29
3.23	Brokers	29
3.24	Environmental Matters	29
3.25	Representations Complete	29

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

4.01	Organization; Good Standing	29
4.02	Authority	30
4.03	Ownership of Units	30
4.04	No Conflicts	30
4.05	Governmental Approvals and Filings	31
4.06	Legal Proceedings	31
4.07	Representations Complete	31

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.01	Organization	31
5.02	Authority	31
5.03	No Conflicts	31
5.04	Governmental Approvals and Filings	32
5.05	Legal Proceedings	32
5.06	Purchase for Investment	32
5.07	Brokers	32
5.08	Representations Complete	32

ARTICLE VI
COVENANTS OF SELLERS

6.01	Regulatory, Gaming and Other Approvals	33
6.02	HSR Filings	33
6.03	Investigation by Purchaser	33
6.04	Conduct of Business	34
6.05	Financial Statements and Reports; Cooperation in IPO Transactions	36
6.06	Certain Restrictions	37
6.07	Books and Records	37
6.08	Notice and Cure	37
6.09	Satisfaction of Conditions	37
6.10	Affiliate Agreements	38
6.11	Certification regarding Indemnification Claims	38
6.12	Pre-Roadshow Bring Down	38

ARTICLE VII
COVENANTS OF PURCHASER

7.01	Regulatory, Gaming and Other Approvals	38

7.02	HSR Filings	39
7.03	Governmental or Regulatory Authorities	39
7.04	Indemnification and Insurance of Officers and Managers	39
7.05	Notice and Cure	40
7.06	Satisfaction of Conditions	40
7.07	Employee Matters	40

ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF PURCHASER

8.01	Representations and Warranties	42
8.02	Performance	43
8.03	Seller Deliverables	43
8.04	Orders and Laws	43
8.05	Regulatory Consents and Approvals	43
8.06	Third Party Consents	44
8.07	IPO Transactions	44
8.08	Availability of Funds	44
8.09	Availability of Specified Executives	44

ARTICLE IX
CONDITIONS TO OBLIGATIONS OF SELLERS

9.01	Representations and Warranties	44
9.02	Performance	45
9.03	Officers’ Certificates	45
9.04	Orders and Laws	45
9.05	Regulatory Consents and Approvals	45
9.06	Third Party Consents	45
9.07	IPO Transactions	45

ARTICLE X
TAX MATTERS

10.01	Tax Indemnity	46
10.02	Allocations; Straddle Periods	46
10.03	Tax Returns	46
10.04	Cooperation	47
10.05	Transfer Taxes	47
10.06	Tax Refunds	47
10.07	Tax Audits	47
10.08	Disputes	48
10.09	Purchase Price Adjustment	48

ARTICLE XI
SURVIVAL OF REPRESENTATIONS, WARRANTIES,
COVENANTS AND AGREEMENTS

11.01	Survival of Representations, Warranties, Covenants and Agreements	48

ARTICLE XII
INDEMNIFICATION

12.01	Indemnification	49
12.02	Method of Asserting Claims	51
12.03	Release	52
12.04	Purchase Price Adjustment	52

ARTICLE XIII
TERMINATION

13.01	Termination	52
13.02	Effect of Termination	53

ARTICLE XIV
MISCELLANEOUS

14.01	Notices	53
14.02	Specific Performance	54
14.03	Entire Agreement	54
14.04	Expenses	54
14.05	Public Announcements	55
14.06	Confidentiality	55
14.07	Waiver	56
14.08	Amendment	56
14.09	No Third-Party Beneficiary	56
14.10	No Assignment; Binding Effect	56
14.11	Headings; Schedules	56
14.12	Invalid Provisions	57
14.13	Governing Law	57
14.14	Disputes	57
14.15	Counterparts	57
14.16	Seller Representative	57

EXHIBITS

EXHIBIT A	Form of Unit Assignment Agreement
EXHIBIT B	Form of Seller’s Certificate
EXHIBIT C	Officer’s Certificate of Purchaser
EXHIBIT D	Secretary’s Certificate of Purchaser
EXHIBIT E	Form of Post-Closing Certificates regarding Indemnification Claims
EXHIBIT F	Form of Pre-Roadshow Bring Down Certificate

v

This MEMBERSHIP INTEREST PURCHASE AGREEMENT dated as of October 13, 2015 is made and entered into by and among (i) Station Casinos LLC, a Nevada limited liability company (“Purchaser”), (ii) Fertitta Business Management LLC, a Nevada limited liability company, LNA Investments, LLC, a Nevada limited liability company, KVF Investments, LLC, a Nevada limited liability company, and FE Employeeco LLC, a Delaware limited liability company (each a “Seller” and collectively the “Sellers”), (iii) Fertitta Entertainment LLC, a Delaware limited liability company (the “Company”), and (iv) Frank J. Fertitta III, an individual (the “Seller Representative”).

Capitalized terms not otherwise defined herein have the meanings set forth in Section 1.01.

WHEREAS, Sellers collectively own an aggregate of 81,133 Common Units and 18,050 Incentive Units of the Company (such Common Units and Incentive Units collectively being referred to herein as the “Units”), constituting all issued and outstanding membership interests of the Company;

WHEREAS, the Company and the Subsidiaries (as defined herein) currently manage all of the gaming and non-gaming facilities owned or managed by indirect subsidiaries of Purchaser (the “Station Operations”);

WHEREAS, Purchaser and its subsidiaries desire to internalize the management functions provided by the Company and the Subsidiaries;

WHEREAS, Purchaser intends to effect an initial public offering of equity securities of Purchaser or an Affiliate of Purchaser formed for the purpose of effecting such initial public offering (the “IPO Transactions”) and apply a portion of the net proceeds of the IPO Transactions to purchase the Units; and

WHEREAS, Sellers desires to sell, and Purchaser desires to purchase, the Units on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.01                                          Definitions.

(a)         Defined Terms.  As used in this Agreement, the following defined terms have the meanings indicated below:

“AAA” has the meaning ascribed to it in Section 14.14.

“Actions or Proceedings” means any action, suit, litigation, arbitration, audit, claim, complaint, hearing, or investigation (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental or Regulatory Authority or arbitrator.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with such Person.  For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the foregoing, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.  For purposes of this Agreement, unless the context otherwise requires, prior to Closing, none of the Sellers, the Company and the Company’s Subsidiaries shall constitute or be deemed to constitute an Affiliate of Purchaser.

“Affiliate Agreement” has the meaning ascribed to it in Section 3.17(a)(viii).

“Agreement” means this Membership Interest Purchase Agreement, the Disclosure Schedule and the certificates delivered in accordance with Sections 8.03 and 9.03, as the same shall be amended from time to time

“Ancillary Agreement” means each assignment agreement entered into pursuant to Section 2.03(c).

“Arbitrating Accountants” has the meaning ascribed to it in Section 2.04(d).

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

“Assumed Liabilities” means an amount equal to (a) the aggregate Liabilities of the Company and the Subsidiaries as calculated as of 12:01 AM (Pacific time) on the Closing Date minus (b) Closing Indebtedness to the extent paid by Purchaser in accordance with Section 2.03(b)(ii).

“Audited Financial Statements” means the Financial Statements for the most recent fiscal year of the Company delivered to Purchaser pursuant to Section 3.08.

“Basket” has the meaning ascribed to it in Section 12.01  (c).

“Benefit Plan” means any Plan (i) covering one or more current or former Company Employees, or other individual independent contractors, of the Company or any of its Subsidiaries, or the beneficiaries or dependents of any such Persons; (ii) sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries; or (iii) under or with respect to which the Company or any of its Subsidiaries have any Liabilities.

“Books and Records” means all files, documents, instruments, papers, books and records relating to the Business or Condition of the Company, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, operating data and plans and environmental studies and plans.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of Nevada are authorized or obligated to close.

“Business or Condition of the Company” means the business, condition (including financial condition), results of operations, Liabilities and Assets and Properties of the Company and the Subsidiaries taken as a whole.

“Claim Notice” means written notification pursuant to Section 12.02(a) of a Third Party Claim as to which indemnity under Section 12.01 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying in reasonable detail and to the extent practicable the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 12.01, together with the amount if then known or reasonably determinable in good faith, of the Loss arising from such Third Party Claim.

“Closing” means the closing of the transactions contemplated by Section 2.03.

“Closing Date” means (a) the fifth Business Day after the day on which all of the conditions to each party’s obligations hereunder have been satisfied or, to the extent permitted under applicable Laws, waived (other than those conditions that by their nature have to be satisfied at Closing, but subject to the satisfaction or, to the extent permitted under applicable Laws, waiver of those conditions at Closing), or (b) such other date as Purchaser and Sellers mutually agree upon in writing.

“Closing Indebtedness” means the total aggregate amount of the Indebtedness and all accrued and unpaid interest, premiums and prepayment fees applicable with respect thereto of the Company and the Subsidiaries as calculated as of 12:01 AM (Pacific time) on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” has the meaning ascribed to it in Section 2.09.

“Company” has the meaning ascribed to it in the forepart of this Agreement.

“Company Employees” has the meaning ascribed to it in Section 7.07(a).

“Company Material Adverse Effect” means any change, development, circumstance or event that, individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on the Business or Condition of the Company or on the Company’s or Sellers’ ability to consummate the transactions contemplated by this Agreement or any Ancillary Agreement; provided, however, that none of the following shall be or will be at the Closing, deemed to constitute, or shall be taken into account in determining the occurrence of, a Company Material Adverse Effect: (i) any effect or change that results from the announcement of the execution and delivery of this Agreement or the Transactions, or from any action taken by Purchaser or its Affiliates, (ii) any effect or change that results from the taking of any action required pursuant to this Agreement or expressly permitted by this Agreement, (iii) any change in general business, economic, political, legislative or social conditions, whether locally, nationally or internationally, affecting the travel, hospitality or gaming industries generally, (iv) any change in the financial, banking or securities markets (including changes to interest rates, currency rates or the value of the U.S. Dollar relative to other currencies, consumer confidence, stock, bond and/or debt prices and trends), (v) any acts of war, hostilities, military action, sabotage or terrorism (whether or not declared or undeclared) or any escalation or worsening of any such acts of war, hostility, military action, sabotage or terrorism, (vi) any failure to meet projections, forecasts or revenue or earnings predictions for any period ending on or after the Closing (provided that the changes or effects underlying or contributing to such failure to meet projections, forecasts or revenue or earnings predictions may be deemed to constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect); or (vii) any change in Law or generally accepted accounting principles or the interpretation thereof, except, in each case of clauses (iii), (iv), (v) and (vii), to the extent the Business or Condition of the Company is disproportionately affected by such effect or change compared to Persons engaged in similar or comparable businesses in the industries in which the Company and/or its Subsidiaries operate.

“Company Owned Intellectual Property” has the meaning ascribed to it in Section 3.15(a).

“Company/Seller Fundamental Representations” has the meaning ascribed to it in Section 11.01.

“Contract” means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement, commitment, promise, undertaking or other contract (whether written or oral), including all amendments thereto.

“Disclosure Schedule” means the record delivered to Purchaser by the Company or to Purchaser by Sellers or to Sellers by Purchaser, as applicable, herewith and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by the Company, Sellers or Purchaser, as applicable, pursuant to this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person who, together with the Company, is treated as a single employer under Section 414(t) of the Code; provided, however, that in no event shall Purchaser or any subsidiary of Purchaser be deemed to be an ERISA Affiliate.

“Estimated Assumed Liabilities” has the meaning ascribed to it in Section 2.04(a).

“Estimated Closing Balance Sheet” has the meaning ascribed to it in Section 2.04(a).

“Estimated Closing Balance Sheet Documents” has the meaning ascribed to it in Section 2.04(a).

“Estimated Assumed Liabilities” has the meaning ascribed to it in Section 2.04(a).

“Excluded Assets” has the meaning ascribed to it in Section 2.07.

“FE Senior Executive” means each of Frank J. Fertitta III, Lorenzo Fertitta, Stephen L. Cavallaro, Marc J. Falcone and Richard J. Haskins.

“Final Assumed Liabilities” has the meaning ascribed to it in Section 2.04(b).

“Final Closing Balance Sheet” has the meaning ascribed to it in Section 2.04(b).

“Final Closing Balance Sheet Documents” has the meaning ascribed to it in Section 2.04(b).

“Financial Statements” means the consolidated financial statements of the Company and its consolidated Subsidiaries delivered to Purchaser pursuant to Section 3.08 or 6.05.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Gaming Authorities” means any Governmental or Regulatory Authority with regulatory control, authority or jurisdiction over casino, gambling or other gaming activities and operations conducted by any of the Company or the Subsidiaries, including the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Las Vegas City Council, the North Las Vegas City Council, the Henderson City Council, the National Indian Gaming Commission, and the Clark County Liquor and Gaming Licensing Board.

“Gaming Laws” means all Laws pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gambling, gaming or casino activities, including the rules and regulations established by any Gaming Authority.

“Gaming Licenses” means all Licenses issued under applicable Gaming Laws or by any Gaming Authorities.

“Governmental or Regulatory Authority” means any: (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any Gaming Authority.

“HSR Act” means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder.

“Income Tax” means any federal, state, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Income Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Indebtedness” of any Person means all obligations of such Person (and any accrued and unpaid interest thereon) (i) for borrowed money or extension of credit, (ii) evidenced by notes, bonds, debentures, letters of credit or similar instruments, (iii) upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practice), (iv) for the deferred purchase price of goods or services including “earn-outs” and “seller notes” payable with respect to the acquisition of any business, assets or securities but excluding trade payables incurred in the ordinary course of business consistent with past practice), (v) under capital leases, synthetic leases or sale leaseback transactions, (vi) arising under Contracts relating to interest rate protection, swap or other hedging agreements, (vii) under conditional sale or other title retention agreements relating to any purchased property, and (vi) in the nature of guarantees (including “keep well” arrangements, support agreements and similar agreements) of the obligations described in clauses (i) through (vi) above of any other Person.

“Indemnified Party” means any Person claiming indemnification under any provision of Article XII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article XII.

“Indemnity Notice” means written notification pursuant to Section 12.02(b) of a claim for payment or indemnity under Article XII by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount, if then known or reasonably determinable in good faith, of the Loss arising from such claim.

“Initial Purchase Price” has the meaning ascribed to it in Section 2.02.

“Intellectual Property” means intellectual property rights of any kind, including both statutory and common law rights, throughout the world, as applicable, including without limitation (i) all industrial designs, invention disclosures, patents and patent applications (including divisions, continuations, continuations-in-part, reexaminations, and renewals), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any jurisdiction, (ii) trademarks, service marks, names, corporate names, trade names, brand names, certification marks, designs, logos, slogans, commercial symbols, business name registrations, Internet domain names, trade dress and other similar indications of source or origin and general intangibles of like nature, together with the goodwill associated with the foregoing and registrations and applications relating to the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application, (iii) copyrights, writings and other works and other copyrightable subject matter, (including rights in computer programs (whether in source code, object code or other forms), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentations including user manuals and training materials, related to any of the foregoing), in any jurisdiction, whether registered or not, and all applications and registrations for the foregoing, and any renewals or extensions thereof, (iv) trade secrets, non-public information, and all other confidential or proprietary information and materials, including, discoveries, research and development, ideas, know-how, inventions, proprietary processes, designs, procedures, laboratory notes, technical information, formulae, biological materials, models and methodologies, in each case whether patentable or not, and rights in any jurisdiction to limit the use or disclosure thereof by any Person, and (v) any other intellectual property or proprietary rights and all rights and remedies against past infringement, misappropriation, or other violation of any of the foregoing.

“IPO Transactions” has the meaning ascribed to it in the forepart of this Agreement.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Sellers” or “Known to Sellers” means the actual knowledge after reasonable due inquiry of any FE Senior Executive at the time the applicable representation or warranty is made.

“Laws” means all laws, statutes, constitutions, treaties, rules, regulations, judgments, decrees, ordinances and other pronouncements having the effect of law, in each case, of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Lender Directors” means Station Holdco LLC’s Lender Directors (as defined in that certain Equityholders Agreement, dated as of June 16, 2011, by and among Station Holdco LLC, Purchaser and the other parties thereto, as amended.

“Lender Directors’ Consent” means approval of the Lender Directors to the consummation of the Transactions.

“Liabilities” means all direct or indirect Indebtedness, obligations and other liabilities of a Person of any kind or character (whether absolute or contingent, accrued or unaccrued, conditional or unconditional, fixed or otherwise, matured or unmatured, latent or patent, known or unknown, asserted or unasserted, due or to become due, in contract, tort, strict liability or otherwise).

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, privileges, qualifications, franchises, findings of suitability, waivers and exemptions, including any condition or limitation placed thereon, and similar consents granted or issued by any Person, including Gaming Licenses.

“Licensed Parties” means the Company, and each Subsidiary and Licensing Affiliate that owns or holds a License.

“Licensing Affiliates” means any officer, director, employee or equityholder of, or other Person associated with, the Company or any Subsidiary that (a) may be required to own or hold a License, or (b) may be required to be found suitable, or may be taken into account in the process of determining the suitability of the Company or any Subsidiary, with respect to a License.

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, restriction on transfer of title, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“LLC Agreement” means the limited liability company agreement of the Company, as in effect immediately prior to the Closing.

“Loss” means any and all damages, fines, fees, claims, judgments, settlements, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other Actions or Proceedings or of any claim, default or assessment).

“New Plans” has the meaning ascribed to it in Section 7.07(b).

“Objection Notice” has the meaning ascribed to it in Section 2.04(c).

“Old Plans” has the meaning ascribed to it in Section 7.07(b).

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any equity interests of such Person or any security of any kind convertible into or exchangeable or exercisable for any equity interests of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of equity interests of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any equity interests of such Person are voted.

“Order” means any writ, judgment, decree, injunction, award, decision, decree, ruling, subpoena, verdict or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Payoff Letters” has the meaning ascribed to it in Section 2.03(b)(ii).

“Permitted Lien” means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP and (ii) any landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and similar Lien arising in the ordinary course of business with respect to a Liability that is not yet due or delinquent.

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“Plan” means any bonus, incentive compensation, deferred compensation, compensation, pension, profit sharing, retirement, equity purchase, equity option, restricted stock, deferred stock, equity ownership, equity appreciation rights, phantom stock, equity-related, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, change in control, retention, severance, separation, fringe benefit or other employee benefit plan, practice, policy, agreement or arrangement of any kind, whether written or oral, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not ERISA applies.

“Post-Closing Adjustment” has the meaning scribed to it in Section 2.04(e).

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date and the portion of any Straddle Period that begins the day after the Closing Date.

“Pre-Closing Tax Obligations” means any Taxes of the Company or any Subsidiary that are due and payable by such Company or Subsidiary and that are allocable to any Pre-Closing Tax Period pursuant to Section 10.02.

“Pre-Closing Tax Period” means any taxable period that ends on or prior to the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

“Pre-Roadshow Bring Down Certificate” has the meaning ascribed to it in Section 6.12.

“Preliminary Confirmations” has the meaning ascribed to it in Section 6.12.

“Purchase Price” has the meaning ascribed to it in Section 2.02.

“Purchaser” has the meaning ascribed to it in the forepart of this Agreement.

“Purchaser Fundamental Representations” has the meaning ascribed to it in Section 11.01.

“Purchaser Indemnified Parties” means Purchaser, the Company and the Subsidiaries, their respective Affiliates, and all Representatives of any of the foregoing.

“Purchaser Tax Contest” has the meaning ascribed to it in Section 10.07(b).

“Qualified Plan” means each Benefit Plan which is intended to qualify under Section 401 of the Code.

“Related Person” means (a) with respect to an individual, such individual’s spouse and the immediate family members of such individual and such individual’s spouse, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such individual or such individual’s spouse, and any person sharing the household of such individual, (b) with respect to an entity, any Person that directly or indirectly controls, is controlled by or is under common control with such entity and each Person that serves as a director, officer, partner, executor or trustee of such entity, and (c) any Affiliates of any of the foregoing.

“Representatives” has the meaning ascribed to it in Section 6.03.

“Restrictive Covenant” means any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation.

“Seller” or “Sellers” has the meaning ascribed to it in the forepart of this Agreement.

“Seller Certificate” has the meaning ascribed to it in Section 6.11.

“Seller Indemnified Parties” means Sellers and their Affiliates, and all Representatives of any of the foregoing.

“Seller Prepared Return” has the meaning ascribed to it in Section 10.03(a).

“Seller Representative” has the meaning ascribed to it in the forepart of this Agreement.

“Seller Tax Contest” has the meaning ascribed to it in Section 10.07(b).

“Shared Tax Return” has the meaning ascribed to it in Section 10.03(b).

“Specified Executive” means Frank J. Fertitta III, Marc J. Falcone, Stephen L. Cavallaro and Richard J. Haskins.

“Station Operations” has the meaning ascribed to it in the forepart of this Agreement.

“Straddle Period” means any taxable period that begins prior to the Closing Date and ends after the Closing Date.

“Subsidiary” means any Person in which the Company, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interests in, or the voting control of, such Person and any partnership the only general partner or general partners of which are the Company or one or more of its Subsidiaries.

“Tax Claim” has the meaning ascribed to it in Section 10.07(b).

“Tax Dispute” has the meaning ascribed to it in Section 10.08.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed with or submitted to, or required to be filed with or submitted to, any Governmental or Regulatory Authority in connection with the determination, assessment, collection, or payment of any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” or “Tax” means any federal, state, local, or foreign income, gross receipts, License, payroll, employment, excise, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto.

“Termination Date” has the meaning ascribed to it in Section 13.01(d).

“Third Party Claim” has the meaning ascribed to it in Section 12.02(a).

“Threshold” has the meaning ascribed to it in Section 12.01(c).

“Transactions” means all transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning ascribed to it in Section 10.02.

“Treasury Regulations” means regulations promulgated by the United States Treasury Department pursuant to the Code.

“Unaudited Financial Statement Date” means the last day of the most recent fiscal quarter of the Company for which Financial Statements are delivered to Purchaser pursuant to Section 3.08.

“Unaudited Financial Statements” means the Financial Statements for the most recent fiscal quarter of the Company delivered to Purchaser pursuant to Section 3.08.

“Underwriters” has the meaning ascribed to it in Section 6.03.

“Units” has the meaning ascribed to it in the forepart of this Agreement.

“Zuffa 401(k) Plan” has the meaning ascribed to it in Section 7.07(c).

Construction of Certain Terms and Phrases.  Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the phrases “ordinary course of business” and “ordinary course of business consistent with past practice” refer to the business and practice of the Company or a Subsidiary; and (vi) wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II
SALE OF UNITS AND CLOSING

2.01                                          Purchase and Sale.  Each Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from such Seller, all of the right, title and interest of such Seller in and to the Units listed opposite such Seller’s name on Section 2.01 of the Disclosure Schedule, free and clear of all Liens, at the Closing on the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement.

2.02                                          Purchase Price.  At the Closing, Purchaser shall pay an aggregate purchase price for the Units equal to $460,000,000, minus Estimated Assumed Liabilities, minus the amount, if any, of the Closing Indebtedness (the resulting amount, the “Initial Purchase Price” and, following adjustment pursuant to Section 2.04, the “Purchase Price”) in immediately available United States funds in the manner provided in Section 2.03.  The Purchase Price shall be allocated among Sellers in accordance with the terms and conditions of the LLC Agreement.

2.03                                          Closing.

(a)         The Closing will take place at the offices of Purchaser at 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135, or at such other place as Purchaser and the Seller Representative mutually agree, at 10:00 a.m. local time, on the Closing Date.

(b)         At the Closing, Purchaser will pay or cause to be paid, by wire transfer of immediately available funds:

(i)                         an aggregate amount equal to the Initial Purchase Price, in such amounts and to such accounts as shall be designated in writing by the Seller Representative to Purchaser at least two (2) Business Days before the Closing Date; and

(ii)                      an aggregate amount equal to the Closing Indebtedness, in such amounts and to such accounts as set forth in payoff letters (the “Payoff Letters”), in form and substance reasonably satisfactory to Purchaser, indicating that all corresponding Indebtedness will have been paid in full and providing for, among other things, the release of any Liens relating to such Indebtedness and including all necessary Uniform Commercial Code authorizations.

(c)          Simultaneously, each Seller will assign and transfer to Purchaser all of such Seller’s right, title and interest in and to the Units by delivering to Purchaser an assignment agreement, in the form of Exhibit A attached hereto, and the Sellers will cause the Company to prepare an amendment to the LLC Agreement to reflect such transfers and the admission of Purchaser, and the withdrawal of each Seller, as a member thereunder.  At the Closing, there shall also be delivered to the Seller Representative and Purchaser the certificates and other documents to be delivered under Articles VIII and IX.

2.04                                          Purchase Price Adjustment.

(a)         No less than five (5) Business Days prior to the Closing Date, the Seller Representative shall prepare and deliver to Purchaser (i) a projected unaudited consolidated balance sheet of the Company and the Subsidiaries as of 12:01 AM (Pacific time) on the Closing Date, prepared in accordance with (I) GAAP and (II) accounting policies applied by the Company for purposes of preparing its consolidated financial statements for the year ended December 31, 2014 (with any conflicts between GAAP and the policies set forth in the preceding clause (II) to be resolved in favor of GAAP), without reflecting any actual or anticipated adjustments or effects arising from the transactions contemplated hereby (the “Estimated Closing Balance Sheet”), and (ii) a closing statement setting forth in reasonable detail a calculation, on the basis of the Estimated Closing Balance Sheet, of Assumed Liabilities (the “Estimated Assumed Liabilities”) and Closing Indebtedness (the items specified in the preceding clauses (i) and (ii) collectively, the “Estimated Closing Balance Sheet Documents”).  The Estimated Closing Balance Sheet Documents shall be subject to Purchaser’s review.  In reviewing such items, Purchaser shall have the right to review the work papers, schedules, memoranda and other documents Sellers and/or the Company prepared or reviewed in preparing the Estimated Closing Balance Sheet Documents and thereafter will have access, during normal business hours, to all relevant Books and Records, all to the extent Purchaser reasonably requires them to complete its review of the Estimated Closing Balance Sheet Documents.  In the event that Purchaser does not agree with the Estimated Closing Balance Sheet Documents or any portion thereof, Sellers shall consider any comments or changes proposed by Purchaser in good faith and Sellers and Purchaser shall negotiate in good faith to resolve the disputed items; provided that, for the avoidance of doubt, none of the failure to include in the Estimated Closing Balance Sheet Documents any comments or changes proposed by Purchaser, Purchaser’s acceptance of the Estimated Closing Balance Sheet Documents, and the consummation of Closing shall constitute an acknowledgement by Purchaser of the accuracy of the Estimated Closing Balance Sheet Documents or limit or otherwise affect Purchaser’s rights and remedies under this Agreement, including Purchaser’s right to include such comments or changes in the Final Closing Balance Sheet Documents.

(b)         Not later than 90 days after the Closing Date, Purchaser shall deliver to the Seller Representative (i) an unaudited consolidated balance sheet of the Company and the Subsidiaries as of 12:01 AM (Pacific time) on the Closing Date, prepared in accordance with (I) GAAP and (II) accounting policies applied by the Company for purposes of preparing its consolidated financial statements for the year ended December 31, 2014 (with any conflicts between GAAP and the policies set forth in the preceding clause (II) to be resolved in favor of GAAP), without reflecting any actual or anticipated adjustments or effects arising from the transactions contemplated hereby (the “Final Closing Balance Sheet”), and (ii) a closing statement setting forth in reasonable detail a calculation, on the basis of the Final Closing Balance Sheet, of Assumed Liabilities (the “Final Assumed Liabilities”) (the items specified in the preceding clauses (i) and (ii) collectively, the “Final Closing Balance Sheet Documents”).

(c)          The Final Closing Balance Sheet Documents shall be subject to the Seller Representative’s review.  In reviewing such items, the Seller Representative shall have the right to review the work papers, schedules, memoranda and other documents Purchaser prepared or reviewed in preparing the Final Closing Balance Sheet Documents and thereafter will have access, during normal business hours and upon reasonable advance notice, to all relevant Books and Records, all to the extent the Seller Representative reasonably requires them to complete its review of the Final Closing Balance Sheet Documents.  Within 30 days after its receipt of the Final Closing Balance Sheet Documents, the Seller Representative shall notify Purchaser whether, based on such review, it has any objections to the calculation of the Final Assumed Liabilities (an “Objection Notice”).  Unless the Seller Representative delivers to Purchaser within such 30-day period an Objection Notice, the Final Assumed Liabilities shall be final and binding.

(d)         If the Seller Representative delivers an Objection Notice, then (i) for 20 days after Purchaser receives such Objection Notice, Purchaser and the Seller Representative shall use their commercially reasonable efforts to agree on the calculation of the disputed amounts and (ii) lacking such agreement, the matter shall be referred to an independent nationally-recognized accounting firm as may be mutually agreed upon by Purchaser and the Seller Representative (the “Arbitrating Accountants”).  The Arbitrating Accountants shall be directed to render a written report to the Seller Representative and Purchaser on the unresolved disputed items as soon as practicable (and in no event later than thirty (30) days after submission of the dispute to the Arbitrating Accountants), to resolve only those unresolved disputed items set forth in the Objection Notice, not to make any determination of a disputed amount that is outside the range of the proposed amounts submitted by Purchaser and the Seller Representative, and to make any determinations solely in accordance with the terms and provisions of this Agreement.  If unresolved disputed items are submitted to the Arbitrating Accountants, the Seller Representative and Purchaser shall each furnish to the Arbitrating Accountants such work papers, schedules and other documents and information relating to the unresolved disputed items as the Arbitrating Accountants may reasonably request.  The determination of the Arbitrating Accountants shall be final and binding on Purchaser and Sellers and not subject to collateral attack for any reason other than manifest error or fraud.  The Seller Representative and Purchaser each agree to use its respective commercially reasonable efforts to cooperate with the Arbitrating Accountants and to cause the Arbitrating Accountants to resolve any dispute no later than thirty (30) days after submission of the dispute to the Arbitrating Accountants in accordance with this Agreement.  Of the fees, costs and expenses of the Arbitrating Accountants, Purchaser, on the one hand, and Sellers jointly and severally, on the other hand, shall bear a fraction equal to (i) the absolute value of the difference between the Post-Closing Adjustment that would have been payable based on the submission of such party and the Post-Closing Adjustment based on the determination of the Arbitrating Accountants divided by (ii) the absolute value of the difference between the Post-Closing Adjustment that would have been payable based on the submission of Purchaser and the Post-Closing Adjustment that would have been payable based on the submission of the Seller Representative.  For illustrative purposes only, should the Post-Closing Adjustment payable based on the submission of Purchaser be $80, the Post-Closing Adjustment payable based on the submission of the Seller Representative be $100 and the Post-Closing Adjustment payable based on the determination of the Arbitrating Accountants be $95, Purchase would bear 75% (($95 — $80) / ($100 - $80)) and Sellers would bear 25% (($100-$95) / ($100 - $80)) of the fees, costs and expenses of the Arbitrating Accountants.

(e)          If the amount equal to the Estimated Assumed Liabilities minus the Final Assumed Liabilities as finally determined hereunder (the “Post-Closing Adjustment”) is greater than $0 (zero), then Purchaser shall pay to the Seller Representative (for the benefit of Sellers) an amount equal to the Post-Closing Adjustment.  If the Post-Closing Adjustment is less than $0 (zero), then the Seller Representative shall (on behalf of Sellers) pay to Purchaser an amount equal to the absolute value of the Post-Closing Adjustment.  Each payment under this Section 2.04(e) shall be made within five Business Days after such final determination by wire transfer of immediately available funds to a bank account specified by the recipient.

2.05                                          Purchase Price Allocation.  Within sixty (60) days following the Closing, the Seller Representative shall deliver to Purchaser a proposed allocation of the Purchase Price (including any liabilities of the Company or any Subsidiary that are properly taken into account for Tax purposes and any payments to Sellers pursuant to Section 14.04) among the Assets and Properties of the Company and the Subsidiaries in accordance with Section 1060 of the Code and Treasury Regulations thereunder (and any similar provision of state, local or foreign law, as applicable). Purchaser shall have thirty (30) days following receipt of Seller Representative’s proposed allocation to provide any changes or objections. If Purchaser objects in writing to Seller Representative’s proposed allocation within such thirty (30) day period, then the parties shall cooperate in good faith to reach a mutually agreeable allocation. Any agreed allocation shall be binding on the parties, and each Seller and Purchaser shall use such agreed allocation in connection with the filing of all relevant U.S. federal, state and local income Tax Returns.  If the parties cannot agree on an appropriate allocation of the Purchase Price, each party shall be entitled to report using an allocation that such party determines appropriate for purposes of computing such party’s Tax obligations.

2.06                                          Further Assurances; Post-Closing Cooperation.

(a)         At any time or from time to time after the Closing, Sellers shall execute and deliver to Purchaser such other documents and instruments, provide such materials and information and take such other actions as Purchaser may reasonably request more effectively to vest title to the Units in Purchaser and, to the full extent permitted by Law, to put Purchaser in actual possession and operating control of the Company and the Subsidiaries and their Assets and Properties and Books and Records, and otherwise to cause Sellers to fulfill their obligations under this Agreement.

(b)         Following the Closing, Sellers and Purchaser will afford each other, and their respective counsel and accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business or Condition of the Company in their possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax Returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement or (v) in connection with any actual or threatened Action or Proceeding.  Further, Sellers and Purchaser agree for a period extending six (6) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless they shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten (10) day period after such offer is made.

(c)          Notwithstanding anything to the contrary contained in this Section, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this Section shall be subject to applicable rules relating to discovery; provided that nothing in this Section 2.06(c) shall limit or otherwise modify Purchaser’s rights in, and Sellers’ obligation to deliver, all Assets and Properties and Books and Records of the Company and/or any Subsidiary.

2.07                                          Excluded Assets.  Notwithstanding anything in this Agreement to the contrary, the Assets and Properties listed on Section 2.07 of the Disclosure Schedule and all accounts receivable of any of the Company and the Subsidiaries to the extent such accounts receivable are set forth, with specific ledger references allowing their identification, on the Estimated Closing Balance Sheet (such Assets and Properties and accounts receivable, collectively, the “Excluded Assets”) shall be excluded from the Assets and Properties of the Company and its Subsidiaries.  The Sellers shall cause the Company and its Subsidiaries to transfer all right, title and interest in, and all obligations and liabilities related to, such Excluded Assets to a Person, other than the Company or any Subsidiary, effective prior to the Closing.  There shall be no adjustment of the Purchase Price in respect of such Excluded Assets.

2.08                                          Tax Treatment.  Purchaser and Sellers agree to treat the purchase and sale of the Units pursuant to this Agreement in accordance with, and as covered by, Revenue Ruling 99-6, 1999-1 C.B. 423 (Situation 2).  Sellers and Purchaser shall not (and shall cause their respective Affiliates not to) take any position on any Tax Return or any other filings, declarations or reports with the Internal Revenue Service and/or other taxing authorities that is inconsistent with such treatment unless otherwise required by applicable Law or pursuant to a final determination (within the meaning of Code Section 1313(a)) or corresponding provision of state, local or foreign Tax Law.

2.09                                          Certain Determinations.  Any determinations under this Agreement in which Purchaser action is required, including in connection with determinations of Purchase Price (specifically adjustments thereto), and indemnification (to the extent provided in Section 12.02(c)) or any dispute hereunder, any amendment or waiver of any of the terms and provisions hereof, and any consent or approval provided hereunder, shall be made by the Special Committee of the Board of Managers of Purchaser (or as may be constituted at the parent company of Purchaser) as constituted on the date hereof or, if such committee is no longer constituted, by a majority of the independent members of the Board of Managers of Purchaser or its parent (independence for these purposes meaning such individual is and has been independent of the Seller and has no interest in the Seller or any of its Affiliates other than solely by reason of an interest in Purchaser) (as applicable, the “Committee”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the applicable section of the Disclosure Schedule (it being agreed that any matter disclosed in any section or subsection of the Disclosure Schedule shall be deemed disclosed in any other section or subsection thereof to the extent that such information is reasonably apparent to be applicable to such other section or subsection), the Company represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

3.01                                          Authority.  The Company has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company.  This Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (assuming in each case due execution and delivery by each other party to this Agreement).

3.02                                          Organization of the Company.  The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full limited liability company power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties.  The Company is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in Section 3.02 of the Disclosure Schedule, which are the only jurisdictions in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which the adverse effects of all such failures by the Company to be qualified, licensed or admitted and in good standing could not in the aggregate reasonably be expected to have a Company Material Adverse Effect.  Sellers have prior to the execution of this Agreement delivered to Purchaser true and complete copies of the certificate of formation and limited liability company agreement of the Company as in effect on the date hereof.

3.03                                          Equity Interests.

(a)         The Units are duly authorized, validly issued and outstanding and represent 100% of the equity interests in the Company.

(b)         Except as disclosed in Section 3.03 of the Disclosure Schedule, there are no outstanding Options with respect to the Company.  The delivery of an assignment agreement, in the form of Exhibit A attached hereto, and an amendment to the LLC Agreement reflecting such transfer will transfer to Purchaser good and valid title to such Units, free and clear of all Liens.  Except as provided under the LLC Agreement, there are no preemptive rights, rights of first refusal, registration rights or similar rights with respect to the Units or any other equity interests of the Company or any agreements relating to voting of the Units or any other equity interests of the Company.

3.04                                          Subsidiaries.

(a)         Section 3.04 of the Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary.  Each Subsidiary is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has full limited liability company power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties.  Each Subsidiary is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of such Subsidiary’s Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which the adverse effects of all such failures by the Subsidiaries to be qualified, licensed or admitted and in good standing could not in the aggregate reasonably be expected to have a Company Material Adverse Effect.  Except for the equity interests in the Subsidiaries set forth on Section 3.04 of the Disclosure Schedule, neither the Company nor any Subsidiary owns or holds, directly or indirectly, any equity, membership, limited or general partner, or other ownership, economic and/or voting interests in any Person or any other securities.

(b)         Section 3.04 of the Disclosure Schedule lists for each Subsidiary all record owners of the outstanding equity interests of each Subsidiary and the equity interests held by each such record owner.  Except as disclosed in Section 3.04 of the Disclosure Schedule, all of the outstanding equity interests of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and are owned, beneficially and of record, by the Company or Subsidiaries wholly owned by the Company free and clear of all Liens.  Except as disclosed in Section 3.05 of the Disclosure Schedule, there are no outstanding Options with respect to any Subsidiary.

(c)          Sellers have prior to the execution of this Agreement delivered to Purchaser true and complete copies of the certificate of formation and limited liability company agreement of each of the Subsidiaries as in effect on the date hereof.

3.05                                          No Conflicts.  The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

(a)         conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate or articles of incorporation or by-laws (or other comparable organizational documents) of the Company or any Subsidiary;

(b)         subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 3.06 of the Disclosure Schedule, conflict with or result in a material violation or breach of any term or provision of any Law or Order applicable to the Company or any Subsidiary or any of their respective Assets and Properties (other than such conflicts, violations or breaches as would occur solely as a result of the identity or the legal or regulatory status of Purchaser or any of its Affiliates); or

(c)          except as disclosed in Section 3.05 of the Disclosure Schedule, (i) conflict with or result in a material violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Company or any Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification of or with respect to any Contract or License to which the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound, or (v) result in the creation or imposition of any Lien upon the Company or any Subsidiary or any of their respective Assets and Properties.

3.06                                          Governmental Approvals and Filings.  Except as disclosed in Section 3.06 of the Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority, including any Gaming Authority, on the part of the Company or any Subsidiary is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

3.07                                          Books and Records.  The minute books and other similar records of the Company and the Subsidiaries as made available to Purchaser contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the members and managers of the Company and the Subsidiaries.  The membership interest transfer ledgers and other similar records of the Company and the Subsidiaries as made available to Purchaser accurately reflect all prior record transfers in the equity interests of the Company and the Subsidiaries. At Closing, all such books and records will be in the possession of the Company.

3.08                                          Financial Statements and Condition.

(a)         Prior to the execution of this Agreement, the Company has delivered to Purchaser true and complete copies of the following financial statements:

(i)                                                             the audited balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2014, 2013 and 2012, and the related audited consolidated statements of operations, members’ equity and cash flows and related notes for each of the years ended December 31, 2014, 2013 and 2012 together with a true and correct copy of the report on such audited information by Ernst & Young LLP, and all letters from such accountants with respect to the results of such audits; and

(ii)                                                          the unaudited balance sheets of the Company and its consolidated Subsidiaries as of June 30, 2015, and the related unaudited consolidated statements of operations, members’ equity and cash flows for the portion of the fiscal year then ended.

Except as set forth in the notes thereto and as disclosed in Section 3.08(a) of the Disclosure Schedule, all such financial statements were prepared in accordance with GAAP (except for the absence of footnotes and changes resulting from audits and year-end adjustments in the case of the Unaudited Financial Statements the effect of which is not, individually or in the aggregate, material) and fairly present in all material respects the consolidated financial condition and results of operations of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods covered thereby.  The financial condition and results of operations of each Subsidiary are, and for all periods referred to in this Section 3.08 have been, consolidated with those of the Company.

(b)         Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date and as disclosed in Section 3.08 of the Disclosure Schedule, since the Unaudited Financial Statement Date (i) the business of the Company and the Subsidiaries has been operated in all material respects in the ordinary course, (ii) there has not been any Company Material Adverse Effect and (iii) no action has been taken that, if taken after the date hereof, would require the consent of Purchaser under Section 6.04(b).

(c)          Except (i) as and to the extent disclosed in the Financial Statements, (ii) for Liabilities incurred after June 30, 2015 in the ordinary course of business consistent with past practice and expressly included in the calculation of Final Assumed Liabilities, and (iii) for Liabilities set forth on Section 3.08(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Liabilities, whether or not such Liabilities would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries.

3.09                                          Taxes.  Except as set forth in Section 3.09 of the Disclosure Schedule:

(a)         The Company has been treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes since its inception, and will be so treated for all taxable periods up to the Closing Date.  Each Subsidiary has been treated as disregarded as an entity separate from the Company for U.S. federal income tax purposes and will be so treated for all taxable periods up to the Closing Date.

(b)         The Company and each Subsidiary have filed all Tax Returns required to be filed by applicable Law.  All Tax Returns were (and, as to Tax Returns not filed as of the date hereof but due on or before the Closing Date, will be) true, complete and correct and filed on a timely basis.  The Company and each Subsidiary (i) has timely paid all Taxes required to be paid as of the date hereof (and, as to Taxes not due as of the date hereof but due on or before the Closing Date, will timely pay such Taxes); or (ii) has duly and fully provided (or, prior to the Closing Date, will provide) reserves adequate to pay all Taxes for the periods up to and including the Closing Date.

(c)          There are no Tax Liens upon the assets of the Company (or any Subsidiary) except Permitted Liens.

(d)         The Company and each Subsidiary have withheld and paid all Taxes required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party, and all Forms W-2 and 1099 with respect thereto have been properly completed and timely filed.

(e)          No deficiency for any Taxes has been proposed, asserted or assessed, in each case in writing, against the Company or any Subsidiary that has not been resolved and paid in full.

(f)           No audits or other Actions or Proceedings are presently pending or, to the Knowledge of Sellers, threatened with regard to any Taxes or Tax Returns of the Company or any Subsidiary.

(g)          Neither the Company nor any Subsidiary has received any written ruling of a Governmental or Regulatory Authority relating to Taxes, or any other written and legally binding agreement with a Governmental or Regulatory Authority relating to Taxes, in each case within the last five years.

(h)         No agreement as to indemnification for, contribution to, or payment of Taxes exists between the Company or any Subsidiary, on the one hand, and any other person, on the other (other than the LLC Agreement).  Neither the Company nor any Subsidiary has any liability for Taxes of any person under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign Law), or as a transferee or successor, by contract or otherwise.

(i)             No written claim has been made by a Governmental or Regulatory Authority with respect to the Company or any Subsidiary in a jurisdiction where such Company or Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(j)            Neither the Company nor any Subsidiary has ever been a member of any consolidated, combined, affiliated, unitary or similar group for any Tax purposes.

(k)         Neither the Company nor any Subsidiary has engaged in any “reportable transactions” as defined in Treasury Regulation Section 1.6011-4(b).

(l)             Neither the Company nor any Subsidiary has, nor has it ever had, a permanent establishment in any country other than the United States.

(m)     Neither the Company nor any Subsidiary (nor any other Person on their behalf) has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of law; or (ii) other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business, granted any extension or waiver for the assessment or collection of Taxes, which Taxes have not since been paid.

3.10                                          Legal Proceedings.  Except as disclosed in Section 3.10 of the Disclosure Schedule (with paragraph references corresponding to those set forth below), (i) there is not pending or, to the Knowledge of Sellers, threatened (A) any material Actions or Proceedings against, relating to or affecting the Company or any Subsidiary or any of their respective Assets and Properties or any of their respective directors, officers, employees or agents (in their capacities as such), or (B) any Actions or Proceedings seeking to restrain, enjoin, or otherwise prohibit or make illegal the consummation of any of the Transactions, and (ii) there are no Orders outstanding against the Company or any Subsidiary. To the Knowledge of Sellers, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Actions or Proceedings or material Orders against the Company or any Subsidiary.

3.11                                          Compliance with Laws.  Since December 31, 2012, (i) the Company and each of its Subsidiaries have complied in all material respects with all applicable Laws, including Gaming Laws, and Orders, (ii) no written notice, charge, claim, action or assertion has been received by the Company or any of its Subsidiaries or has been filed or commenced against the Company or any Subsidiary alleging any violation of any of the foregoing, and (iii) to the Knowledge of Sellers, no charge, claim, action or assertion has been threatened in writing against the Company or any of its Subsidiaries alleging any material violation of any of the foregoing.

3.12                                          Benefit Plans; ERISA.

(a)         Section 3.12(a) of the Disclosure Schedule contains a true and complete list of each Benefit Plan.

(b)         With respect to each material Benefit Plan, true and complete copies of the following have been provided or made available to Purchaser:  (i) the three (3) most recent annual reports (if required under ERISA), including all schedules and attachments; (ii) the latest/current summary plan description (if required under ERISA), together with each summary of material modifications required under ERISA; (iii) each such written Benefit Plan and all amendments and restatements thereto; (iv) with respect to each Qualified Plan, the most recent determination, opinion or advisory letter, ruling or notice issued by the IRS or any other Governmental or Regulatory Authority, and a complete set of plan documents since inception or, if later, the date of the last IRS determination or opinion letter; (v) all trust agreements, insurance contracts, and other funding vehicles, (vi) to the extent applicable, the most recent financial statements; (vii) all contracts with third party administrators, investment managers, consultants, and other service providers; (viii) all reports, including all discrimination testing reports, submitted within the three (3) years preceding the Closing Date by third party administrators, actuaries, investment managers, consultants, or other service providers; (ix) all correspondence within the last six (6) years to or from the IRS, U.S. Department of Labor or other Governmental or Regulatory Authority; and (x) such additional documents related to the Benefit Plans as are reasonably requested by Purchaser prior to the Closing Date.

(c)          Each Benefit Plan complies and has been administered in all material respects in accordance with the applicable Benefit Plan documents and with all applicable Laws (including ERISA and the Code).  Each Benefit Plan that is intended to be a Qualified Plan has received a favorable determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Qualified Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and, to the Knowledge of Sellers, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the IRS or the unavailability of reliance on such opinion letter from the IRS, as applicable.

(d)         Except as set forth in Section 3.12(d) of the Disclosure Schedule, all benefits, contributions and premiums required by Sellers, the Company or any of its Subsidiaries and due under the terms of each Benefit Plan or applicable Law have been timely made and paid in accordance with the terms of such Benefit Plan, the terms of all applicable Laws and GAAP.  With respect to any Benefit Plan, no event has occurred or, to the Knowledge of Sellers, is reasonably expected to occur that has resulted in or would subject the Company or a Subsidiary to a Tax under Section 4971 of the Code or the assets of the Company or the Subsidiaries to a lien under Section 430(k) of the Code.

(e)          Except as set forth in Section 3.12(e) of the Disclosure Schedule, (i) no Benefit Plan has been or is covered by Title IV of ERISA, ERISA Section 302 or 303 or Code Section 412 or 430 and neither the Company nor the Subsidiaries nor any ERISA Affiliate has any liability or obligation under Title IV of ERISA, ERISA Section 302 or 303 or Code Section

412 or 430; and (ii) neither the Company nor any Subsidiary (A) has at any time prior to the execution date of this Agreement contributed to or had an obligation to contribute to, (B) contributes to or has an obligation to contribute to, (C) has any obligation whatsoever relating to, or (D) expects to incur an obligation relating to, any of the following: (x) any “employee pension benefit plan” as defined in ERISA Section 3(2) subject to Title IV of ERISA, Section 302 or 303 or Code Section 412 or 430, (y) any “multiemployer plan” as defined in ERISA Section 3(37) or ERISA Section 4001(a)(3), or (z) a “multiple employer plan” (within the meaning of Code Section 413(c) or ERISA Section 4001(a)(3)).

(f)           Except as set forth in Section 3.12(f) of the Disclosure Schedule and other than as required under Section 4980B of the Code or other applicable Laws, no Benefit Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(g)          Except as set forth in Section 3.12(g) of the Disclosure Schedule: (i) there is no pending or, to the Knowledge of Sellers, threatened Actions or Proceedings relating to a Benefit Plan; and (ii) to the Knowledge of Sellers, no Benefit Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental or Regulatory Authority.

(h)         Except as set forth in Section 3.12(h) of the Disclosure Schedule, neither the execution of the Agreement nor the consummation of the Transactions will, either alone or in combination with another event: (i) result in the payment to any Company Employee, director or consultant of the Company or the Subsidiaries of any money or other property; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Company Employee, director or consultant; or (iii) limit or restrict the ability of Purchaser or its Affiliates to merge, amend or terminate any Benefit Plan.  Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code or otherwise result in any payments that would fail to be deductible under Section 280G of the Code.

(i)             Except as set forth on Section 3.12(i) of the Disclosure Schedule, each Benefit Plan can be terminated within thirty (30) days of the Closing Date without payment of any additional contribution or amount and without creating any unfunded or unaccrued liability or the vesting or acceleration of any benefits promised by such Benefit Plan, except with respect to vesting as may be required by law.  Except as set forth on Section 3.12(i) of the Disclosure Schedule, no action or omission of the Company or any Subsidiary, Benefit Plan fiduciary, or any shareholder, director, officer, employee, or agent thereof, and no Benefit Plan documentation or agreement, summary plan description or other written communication distributed generally to employees, in any way restricts, impairs or prohibits (whether legally binding or not) the Company, any Subsidiary, Purchaser, Purchaser’s Affiliates or any successor thereof from amending, merging, terminating or otherwise discontinuing any Benefit Plan in accordance with the express terms of any such plan and applicable law at or after Closing, except as required by law and any such amendment, merger, termination or discontinuance may occur without any liability to the Company, any Subsidiary or Purchaser or any Affiliate of Purchaser.

(j)            Except as set forth in Section 3.12(j) of the Disclosure Schedule, to the Knowledge of Sellers, there is no transaction nor has there been any such transaction in connection with the Company or any Subsidiary or any fiduciary of any Benefit Plan which could be subject to either a civil penalty assessed pursuant to ERISA Section 502, a tax imposed by Code Section 4975 or Liabilities for a breach of fiduciary responsibility under ERISA (including liability through an indemnification agreement or policy), and, to the Knowledge of Sellers, no basis for any such Liability exists, including, but not limited to, any transaction in violation of ERISA Section 406(a) or (b) or any “prohibited transaction” (as defined in Code Section 4975(c)(1)).

(k)         No Benefit Plan is funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Code Section 501(c)(9), a “welfare benefit fund” within the meaning of Code Section 419, a “qualified asset account” within the meaning of Code Section 419A or a “multiple employer welfare arrangement” within the meaning of ERISA Section 3(40).

(l)             Neither the Company nor any of its Subsidiaries has any obligation or Liabilities for the gross-up or reimbursement of Taxes resulting from violations of Code Section 409A.

3.13                                          Real Property.  None of the Company nor any Subsidiary owns any real property.  Section 3.13 of the Disclosure Schedule contains a true and correct list of all leases of real property under which the Company or any Subsidiary is the lessee as of the date hereof (true and complete copies of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been delivered to Purchaser prior to the execution of this Agreement).

3.14                                          Tangible Personal Property.  The Company or a Subsidiary is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property used in and individually or in the aggregate with other such property material to the Business or Condition of the Company.  All such tangible personal property is free and clear of all Liens, other than Permitted Liens and Liens, if any, disclosed in Section 3.14 of the Disclosure Schedule.  All such tangible personal property is in good working order and condition, ordinary wear and tear excepted, and free of any deferred maintenance or deferred capital expenditure needs.

3.15                                          Intellectual Property Rights.

(a)         The Company or a Subsidiary owns (free and clear of any Liens), or is licensed or otherwise has sufficient rights to use, for any purpose and without restrictions, all Intellectual Property used or held for use in the operation of the business of the Company and the Subsidiaries as currently conducted and to the knowledge of the Company and the Subsidiaries as currently planned to be conducted (“Company Owned Intellectual Property”).  Section 3.15(a) of the Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by the Company or any Subsidiary with a description of owner, jurisdiction, registration number, applicant number or issuance number, date of application, issuance and/or filing as to which a registration has been obtained by or applied for with any Governmental or Regulatory

Authorities in any jurisdiction in the world.  Except as disclosed in Section 3.15(a) of the Disclosure Schedule all registrations with and applications to Governmental or Regulatory Authorities with respect to Intellectual Property owned by the Company or a Subsidiary are valid, subsisting and in full force and effect (or with respect to applications applied for).

(b)         Except as disclosed in Section 3.15(b) (i) there are no material restrictions on the direct or indirect transfer of any Contract, or any interest therein, held by the Company or any Subsidiary with respect to Intellectual Property and (ii) neither the Company nor any Subsidiary is in default in any material respect under any Contract to use Intellectual Property.

(c)          Except as set forth in Section 3.15(c) of the Disclosure Schedule, none of Sellers, the Company nor any Subsidiary has received written notice that the Company or any Subsidiary is infringing, misappropriating, diluting or otherwise violating any Intellectual Property of any other Person.  To the Knowledge of Sellers, no claim is pending or has been made, asserted or threatened to such effect that has not been resolved and neither the Company nor any Subsidiary is infringing, misappropriating, diluting or otherwise violating any Intellectual Property of any other Person.  To the Knowledge of Sellers, no Person has misappropriated, infringed, diluted, or otherwise violated, either directly or indirectly, any Intellectual Property owned, used or held for use by the Company or any Subsidiary.

3.16                                          Sufficiency of Assets; No other Business.

(a)         Immediately following the Closing, the Company and the Subsidiaries will own, or will have valid rights to use, all rights, properties and other assets used in the ordinary course or necessary for the conduct of the business of the Company and the Subsidiaries as it is currently conducted, other than the Excluded Assets.

(b)         Except as set forth in Section 3.16(b) of the Disclosure Schedule, neither the Company nor any Subsidiary currently engages, or since January 1, 2012 has engaged, in any business or in the provision of any services, other than in the management of the Station Operations.

3.17                                          Contracts.

(a)         Section 3.17(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts or other arrangements (true and complete copies or, with respect to oral Contracts or oral arrangements, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been delivered to Purchaser prior to the execution of this Agreement), to which the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound:

(i)                                                             all Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified or unspecified term or otherwise relating to employment or consultation services or the termination of employment or consultation services;

(ii)                                                          all Contracts containing any provision or covenant prohibiting or limiting the ability of the Company or any Subsidiary to engage in any business activity or compete with any Person or prohibiting or materially limiting the ability of any Person to compete with the Company or any Subsidiary;

(iii)                                                       all Contracts containing any provision or covenant prohibiting or limiting the ability of the Company or any Subsidiary to solicit or hire any individual or group of individuals;

(iv)                                                      all material partnership, joint venture, shareholders’ or other similar Contracts with any Person;

(v)                                                         all Contracts relating to Indebtedness of the Company or any Subsidiary in excess of One Hundred Thousand Dollars ($100,000.00) (including Indebtedness owing to the Company or any wholly-owned Subsidiary);

(vi)                                                      all Contracts relating to (A) the disposition or acquisition of any Assets and Properties, other than dispositions or acquisitions in the ordinary course of business consistent with past practice, and (B) any merger or other business combination;

(vii)                                                   all Contracts that (A) limit or contain restrictions on the ability of the Company or any Subsidiary to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any Assets and Properties, to change the lines of business in which it participates or engages or to engage in any merger, consolidation or other business combination or (B) require the Company or any Subsidiary to maintain specified financial ratios or levels of net worth or other indicia of financial condition;

(viii)                                                all Contracts with or for the benefit of any Affiliate of the Company (other than any Subsidiary or the Purchaser or any of its subsidiaries), any Seller, or any Related Person of any Seller (each, an “Affiliate Agreement”);

(ix)                                                      any Contract between the Company or any Subsidiary, on the one hand, and Purchaser or any of Purchaser’s subsidiaries, on the other hand, including Contracts providing for management services;

(x)                                                         any Contract relating to the development, ownership, licensing or use of any Intellectual Property, including license agreements, coexistence agreements and covenants not to sue;

(xi)                                                      any Contract for capital expenditures committing the Company and Subsidiaries, collectively, to such expenditures in excess of One Hundred Thousand Dollars ($100,000);

(xii)                                                   any collective bargaining agreement or other Contract with any labor union or employee representative;

(xiii)                                                each Contract which provides for payment by the Company or any Subsidiary of commissions or similar payments (other than to their respective employees in the ordinary course of business);

(xiv)                                               any power of attorney that is currently effective and outstanding;

(xv)                                                  each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by the Company or any Subsidiary other than in the ordinary course of business; and

(xvi)                                               all other Contracts (other than Benefit Plans, leases listed in Section 3.13 of the Disclosure Schedule and insurance policies listed in Section 3.19 of the Disclosure Schedule) that either (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any Subsidiary of more than One Hundred Thousand Dollars ($100,000.00) at one time or in any twelve (12) month period, or (B) cannot be terminated within sixty (60) days after giving notice of termination without resulting in any material cost or penalty to the Company or any Subsidiary.

(b)         Each Contract required to be disclosed in Section 3.13 of the Disclosure Schedule, Section 3.17(a) of the Disclosure Schedule, or Section 3.19 of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or its Subsidiary and, to the Knowledge of Sellers, each other party thereto, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.  Except as disclosed in Section 3.17(b) of the Disclosure Schedule neither the Company, any Subsidiary nor, to the Knowledge of Sellers, any other party to such Contract is, or has received notice of termination or notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) in any material respect, and there are no outstanding claims for indemnification under any such Contract.

3.18                                          Licenses; Gaming Licenses.  Except as disclosed in Section 3.18 of the Disclosure Schedule: (i) collectively, all Licensed Parties own or validly hold all Licenses necessary for or used in the operation of the business of the Company and the Subsidiaries; (ii) each such License is valid, binding and in full force and effect and no event has occurred that permits (or with the giving of notice or lapse of time, would permit) the revocation, non-renewal, modification, suspension, limitation or termination of any such License; (iii) no Licensed Party is (or with the giving of notice or lapse of time or both, would be) in non-compliance with or default under any such License or has received written notification by a Governmental or Regulatory Authority alleging any such non-compliance or default; and (iv) neither the Company nor any Subsidiary or Licensing Affiliate has ever abandoned or withdrawn or been denied or had suspended or revoked a License or an application therefor.

3.19                                          Insurance.  Section 3.19 of the Disclosure Schedule contains a true and complete list of all material insurance policies currently in effect that insure the business, operations or employees of the Company or any Subsidiary or affect or relate to the ownership, use or operation of any of the Assets and Properties of the Company or any Subsidiary and that (i) have been issued to the Company or any Subsidiary or (ii) have been issued to any Person (other than the Company or any Subsidiary) for the benefit of the Company or any Subsidiary.  The insurance coverage provided by any of the policies described in clause (i) above will not terminate or lapse by reason of the transactions contemplated by this Agreement.  Each policy referred to in clause (i) above is valid and binding and in full force and effect, all premiums due under such policies have been paid and neither the Company nor any Subsidiary has received any written notice of cancellation or termination in respect of any such policy or is in default thereunder in any material respect.

3.20                                          Employees; Labor Relations.  The Company and its Subsidiaries are, and have at all times within the past five years been, in compliance in all material respects with all Laws relating to the employment of labor, including any provision thereof relating to wages, hours, collective bargaining, labor relations, employment practices, prohibited discrimination, immigration status, worker classification (including the proper classification of working as independent contractors and consultants and exempt or non-exempt), equal opportunity, leave issues, unemployment insurance, workers’ compensation, affirmative action, plant closing, layoffs, and employee health, safety and welfare.  Neither the Company nor any Subsidiary is the subject of any Actions or Proceedings or other legal controversies, including strikes, slowdowns, work stoppages, lockouts or other material labor dispute, that is pending or, to the Knowledge of Sellers, threatened, which involve any past or current employees or contractors of the Company or any of its Subsidiaries, and no such Actions or Proceedings or other legal controversies have occurred within the past five (5) years.  Neither the Company nor any of its Subsidiaries is or has been party to (or required to be a party to) or bound by any collective bargaining, or contract with a union or other similar labor-related representative or organization, and, to the Knowledge of Sellers, there exists no current union organizational effort with respect to any employees of the Company or any of its Subsidiaries. To the knowledge of Sellers, no employees of the Company or any of its Subsidiaries are represented by a union or similar employee representative or organization. No officer of the Company has notified the Company that he or she intends to terminate his or her employment with the Company. To the Knowledge of Sellers, no past or current employee of or consultant to the Company or any of its Subsidiaries is currently in violation of any Restrictive Covenant owing (i) to the Company or any of its Subsidiaries or (ii) to any other Person that would reasonably be expected to adversely affect the right or ability of any such individual to work for or provide services to the Company or any of its Subsidiaries.

3.21                                          Certain Payments.  None of the Company, any Subsidiary, any director, officer, manager or, to the Knowledge of the Sellers, any agent or employee of the Company or any Subsidiary, or any other Person associated with or acting for or on behalf of the Company or any Subsidiary, has directly or indirectly (a) made any contribution, gift (other than routine business gifts and entertainment of nominal value), bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services to (i) obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured or (iii) to obtain special concessions or for special concessions already obtained, for or in request of the Company or any Subsidiary, in each case that would violate any legal requirement, or (b) established or maintained any fund or asset on behalf of the Company or any Subsidiary that has not been recorded in the books and records of the Company or Subsidiary, as applicable.

3.22                                          Related Party Transactions.  Except as set forth on Section 3.22 of the Disclosure Schedule, (i) neither any Seller nor any Related Person of any Seller has, directly or indirectly, any interest in any property (other than the Excluded Assets) (whether real, personal, or mixed and whether tangible or intangible) used by the Company or its Subsidiaries or in any Contract to which the Company or any Subsidiary is a party, (ii)  there is no indebtedness, obligations or other Liabilities owed by the Company or any Subsidiary to any Seller or any Related Person of any Seller or by any Seller or any Related Person of any Seller to the Company or any Subsidiary, and (iii) neither the Company nor any Subsidiary has guaranteed any indebtedness or other obligation or liability owed by any Seller or any Related Person of any Seller.  Except as set forth on Section 3.22 of the Disclosure Schedule, no Related Person of the Company or its Subsidiaries has any interest in any property (other than the Excluded Assets) (whether real, personal, or mixed and whether tangible or intangible) used by the Company or its Subsidiaries and there are no Contracts or Liabilities between the Company or any Subsidiary, on the one hand, and any such Related Person, on the other hand.

3.23                                          Brokers.  All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Sellers directly with Purchaser without the intervention of any Person on behalf of Sellers in such manner as to give rise to any valid claim by any Person against Purchaser, the Company or any Subsidiary for a finder’s fee, brokerage commission or similar payment.

3.24                                          Environmental Matters.  To the Knowledge of Sellers, there are no hazardous substances, materials or pollutants located or managed in, on or under any of the real property leased or subleased by the Company or any Subsidiary in violation of applicable Law.

3.25                                          Representations Complete.  None of the representations or warranties made by the Company in this Agreement contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein, in the light of the circumstances under which they were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the applicable section of the Disclosure Schedule (it being agreed that any matter disclosed in any section or subsection of the Disclosure Schedule shall be deemed disclosed in any other section or subsection thereof to the extent that such information is reasonably apparent to be applicable to such other section or subsection), each Seller, severally and not jointly, hereby represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

4.01                                          Organization; Good Standing.  Such Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Such Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including without limitation to own, hold, sell and transfer (pursuant to this Agreement) the Units.

4.02                                          Authority.  Such Seller has all requisite trust or limited liability company, as applicable, power and authority to execute and deliver this Agreement and each Ancillary Agreement, to perform its obligations hereunder under thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and at Closing each Ancillary Agreement will be, duly and validly executed and delivered by such Seller.  This Agreement constitutes, and each Ancillary Agreement will at Closing constitute, a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms (assuming in each case due execution and delivery by each other party to the applicable agreement).

4.03                                          Ownership of Units.  Such Seller owns the Units listed opposite such Seller’s name in Section 4.03 of the Disclosure Schedule, beneficially and of record, free and clear of all Liens.  The delivery of such Seller’s assignment agreement, in the form of Exhibit A attached hereto, and an amendment to the LLC Agreement reflecting such transfer will transfer to Purchaser good and valid title to such Seller’s Units, free and clear of all Liens.  Except for the LLC Agreement, such Seller is not party to any agreement pursuant to which such Seller has granted preemptive rights, rights of first refusal, registration rights or similar rights with respect to the Units or any other equity interests of the Company or any agreement relating to voting of the Units or any other equity interests of the Company.

4.04                                          No Conflicts.  The execution and delivery such Seller of this Agreement or any Ancillary Agreement do and will not, and the performance by such Seller of its obligations under this Agreement or any Ancillary Agreement and the consummation of the transactions contemplated hereby or thereby will not:

(a)         conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate or articles of incorporation or by-laws (or other comparable organizational documents) of such Seller;

(b)         subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Section 3.06 of the Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to such Seller or any of its Assets and Properties (other than such conflicts, violations or breaches as would occur solely as a result of the identity or the legal or regulatory status of Purchaser or any of its Affiliates); or

(c)          except as disclosed in Section 4.04 of the Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require such Seller to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification of or with respect to any Contract or License to which such Seller is a party or by which any of its respective Assets and Properties is bound, or (v) result in the creation or imposition of any Lien upon such Seller, such Seller’s Units, any of such Seller’s respective Assets and Properties.

4.05                                          Governmental Approvals and Filings.  Except as disclosed in Section 3.07 of the Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority, including any Gaming Authority, on the part of such Seller is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.06                                          Legal Proceedings.  Except as disclosed in Section 4.06 of the Disclosure Schedule, there are no Actions or Proceedings pending or threatened against, relating to or affecting such Seller or any of its respective Assets and Properties or any of its directors, officers, employees or agents (in their capacities as such) that relate to or affect the Company or any Subsidiary or any of their respective Assets and Properties or that are seeking to prevent, hinder or delay any transaction contemplated under this Agreement.

4.07                                          Representations Complete.  None of the representations or warranties made by the Sellers in this Agreement contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein, in the light of the circumstances under which they were made, not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the applicable section of the Disclosure Schedule (it being agreed that any matter disclosed in any section or subsection of the Disclosure Schedule shall be deemed disclosed in any other section or subsection thereof to the extent that such information is reasonably apparent to be applicable to such other section or subsection), Purchaser hereby represents and warrants to Sellers, as of the date hereof and as of the Closing Date, as follows:

5.01                                          Organization.  Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Nevada.  Purchaser has full limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

5.02                                          Authority.  The execution and delivery by Purchaser of this Agreement and each Ancillary Agreement, and the performance by Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Managers of Purchaser, no other limited liability company action on the part of Purchaser being necessary.  This Agreement has been, and at Closing each Ancillary Agreement will be, duly and validly executed and delivered by Purchaser.  This Agreement constitutes, and each Ancillary Agreement will at Closing constitute, a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms (assuming in each case due execution and delivery by each other party to the applicable agreement).

5.03                                          No Conflicts.  The execution and delivery by Purchaser of this Agreement or any Ancillary Agreement do not and will not, and the performance by Purchaser of its obligations under this Agreement or any Ancillary Agreement and the consummation of the transactions contemplated hereby and thereby will not:

(a)         conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of formation or limited liability company agreement of Purchaser;

(b)         subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed pursuant to Section 3.06 of the Disclosure Schedule, conflict with or result in a violation or breach of any term or provision of any Law, including Gaming Laws, or Orders applicable to Purchaser or any of its Assets and Properties; or

(c)          except as disclosed pursuant to Section 3.06 or 4.04(c) of the Disclosure Schedule, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to, any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon Purchaser or any of its Assets or Properties under, any Contract or License to which Purchaser is a party or by which any of its Assets and Properties is bound.

5.04                                          Governmental Approvals and Filings.  Except as disclosed in Section 4.04 of the Disclosure Schedule, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority, including any Gaming Authority, on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

5.05                                          Legal Proceedings.  There are no Actions or Proceedings pending or, to the knowledge of Purchaser, threatened against, relating to or affecting Purchaser or any of its Assets and Properties which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

5.06                                          Purchase for Investment.  The Units will be acquired by Purchaser (or, if applicable, its assignee pursuant to Section 14.10(b)(i)) for its own account for the purpose of investment, it being understood that the right to dispose of such Units shall be entirely within the discretion of Purchaser (or such assignee, as the case may be).

5.07                                          Brokers.  Except as set forth in Section 5.07 of the Disclosure Schedule, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Purchaser directly with Sellers without the intervention of any Person on behalf of Purchaser in such manner as to give rise to any valid claim by any Person against Sellers, the Company or any Subsidiary for a finder’s fee, brokerage commission or similar payment.

5.08                                          Representations Complete.  None of the representations or warranties made by Purchaser in this Agreement contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein, in the light of the circumstances under which they were made, not misleading.

ARTICLE VI
COVENANTS OF SELLERS

Each Seller covenants and agrees with Purchaser that, at all times from and after the date hereof until the Closing and, with respect to any covenant or agreement by its terms to be performed in whole or in part after the Closing, for the period specified therein or, if no period is specified therein, indefinitely, such Seller will comply with all covenants and provisions of this Article V, except to the extent Purchaser may otherwise consent in writing.

6.01                                          Regulatory, Gaming and Other Approvals.  Such Seller will, and will cause the Company and the Subsidiaries to, as promptly as practicable, (a) use reasonable best efforts to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities, including Gaming Authorities, or any other Person required of such Seller, the Company or any Subsidiary to consummate the transactions contemplated hereby, including without limitation those described in Sections 3.06 and 3.07 of the Disclosure Schedule, (b) provide such other information and communications to such Governmental or Regulatory Authorities, including Gaming Authorities, or other Persons as Purchaser or such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (c) cooperate with Purchaser in connection with the performance of its obligations under Sections 6.01 and 6.02.  Until the Closing, such Seller will provide prompt notification to Purchaser when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise Purchaser of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority, including Gaming Authorities, or other Person regarding any of the transactions contemplated by this Agreement.

6.02                                          HSR Filings.  In addition to and not in limitation of such Seller’s covenants contained in Section 6.01, such Seller will, and will cause the Company to, (a) take promptly all actions necessary to make the filings required of such Seller or its Affiliates under the HSR Act, (b) comply at the earliest practicable date with any request for additional information received by such Seller or its Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act and (c) cooperate with Purchaser in connection with Purchaser’s filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by either the Federal Trade Commission or the Antitrust Division of the Department of Justice or state attorneys general.

6.03                                          Investigation by Purchaser.  Sellers will, and will cause the Company and the Subsidiaries to, (a) provide (i) Purchaser, (ii) any Person who is considering providing financing to Purchaser to finance all or any portion of the Purchase Price, (iii) the underwriters engaged by Purchaser in connection with the IPO Transactions (the “Underwriters”), and their respective officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (together “Representatives”) with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of the Company and the Subsidiaries and their Assets and Properties and Books and Records, and (b) furnish Purchaser and such other Persons with all such information and data concerning the business and operations of the Company and the Subsidiaries as Purchaser or any of such other Persons reasonably may request in connection with such investigation.

6.04                                          Conduct of Business.  Sellers will cause the Company and the Subsidiaries to conduct business only in the ordinary course.  Without limiting the generality of the foregoing, at all times prior to Closing, Sellers will cause the Company and the Subsidiaries to:

(a)                                 Use their reasonable best efforts to (i) preserve intact the present business organization and reputation of the Company and the Subsidiaries, (ii) keep available (subject to dismissals for cause and retirements in the ordinary course of business) the services of the officers and employees of the Company and the Subsidiaries, (iii) maintain the Assets and Properties of the Company and the Subsidiaries in good working order and condition, ordinary wear and tear excepted, and (iv) maintain the good will of key customers, suppliers and lenders and other Persons with whom the Company or any Subsidiary otherwise has significant business relationships; and

(b)                                 Not, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed):

(i)                                                             amend the LLC Agreement or any other organizational document of the Company or any Subsidiary;

(ii)                                                          (A) declare, set aside or pay any dividend (whether in cash, equity interests or property), or make any other distribution (whether in cash, equity interests or property), in respect of the outstanding equity interests of the Company or any Subsidiary, other than (x) any distributions of Excluded Assets and (y) any distributions of cash in excess of the working capital requirements of the Company and its Subsidiaries; (B) split, combine or reclassify any of the outstanding equity interests of the Company or any Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the outstanding equity interests of the Company or any Subsidiary; (C) purchase, redeem or otherwise acquire any equity interests of the Company or any Subsidiary or any rights, warrants or options to acquire any such equity interests; or (D) issue, sell or grant any equity interests in the Company or any Subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such equity interests or convertible securities;

(iii)                                                       (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or assets comprising a business or any substantial amount of property or assets in or of any other Person or (B) dispose, transfer or lease any property or assets, except for (x) acquisitions or dispositions effected in the ordinary course of business consistent with past practice and (y) transfers of Excluded Assets;

(iv)                                                      incur (A) any material Liabilities or (B) any non-material Liabilities not in the ordinary course of business consistent with past practice;

(v)                                                         make any material change in its Tax accounting or financial accounting principles that could have an impact on the business of the Company and/or the Subsidiaries following the Closing, except insofar as may be required by a change in applicable Law or GAAP;

(vi)                                                      make any Tax election that could have an impact on the business of the Company and/or the Subsidiaries following the Closing, other than in the ordinary course of business;

(vii)                                                   mortgage, pledge or otherwise encumber any material assets of the Company and any of its Subsidiaries, except for Permitted Liens incurred in the ordinary course of business;

(viii)                                                make any capital expenditures, capital additions or capital improvements in excess of One Hundred Thousand Dollars ($100,000) individually or in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate;

(ix)                                                      enter into any Contract understanding or commitment (A) that would have been a Material Contract if entered into prior to the date hereof, or violate, amend or otherwise modify or waive any of the material terms of any Material Contracts or (B) that restrains, restricts or limits the ability of the Company or any of its Subsidiaries to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons;

(x)                                                         enter into any Contract understanding or commitment that restrains, restricts or limits the ability of the Company or any of its Subsidiaries to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons;

(xi)                                                      grant to or acquire from any Person, or dispose of or permit to lapse any rights to, any material items of Company Owned Intellectual Property (other than Excluded Assets constituting Intellectual Property) or disclose to any Person, other than representatives of Purchaser, any material trade secret;

(xii)                                                   settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that (A) do not involve the payment by the Company or any of its Subsidiaries of monetary damages of Five Hundred Thousand Dollars ($500,000) individually or in excess of One Million Dollars ($1,000,000) in the aggregate, plus applicable reserves and any applicable insurance coverage, and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries, and (B) provide for a complete release of the Company and its Subsidiaries from all claims and do not provide for any admission of liability by the Company or any of its Subsidiaries;

(xiii)                                                (A) recognize any new labor union, labor organization or similar employee representative; (B) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or any other Contract with any labor union, labor organization, or similar employee representative; (C) waive, release, limit, or condition any Restrictive

Covenant obligation of any current or former employee or contractor of the Company or any of its Subsidiaries; or (D) except as required by the terms of any Benefit Plan as of the date of this Agreement or as expressly contemplated by this Agreement, (i) amend any Benefit Plan to increase benefits thereunder or take any action to accelerate the vesting or payment of any benefits under a Benefit Plan or (ii) establish or adopt any new plan, agreement or arrangement that would be a Benefit Plan if in effect on the date of this Agreement; or

(xiv)                                               enter into any Contract, agreement, commitment or arrangement to do any of the foregoing.

6.05                                          Financial Statements and Reports; Cooperation in IPO Transactions.

(a)         As promptly as practicable and in any event no later than forty five (45) days after the end of each fiscal quarter ending after the date hereof and before the Closing Date (other than the fourth quarter) or ninety (90) days after the end of each fiscal year ending after the date hereof and before the Closing Date, as the case may be, the Seller Representative will deliver to Purchaser true and complete copies of (in the case of any such fiscal year) the audited and (in the case of any such fiscal quarter) the unaudited consolidated balance sheet, and the related audited or unaudited consolidated statements of operations, stockholders’ equity and cash flows, of the Company and its consolidated Subsidiaries, in each case as of and for the fiscal year then ended or as of and for each such fiscal quarter and the portion of the fiscal year then ended, as the case may be, together with the notes, if any, relating thereto, which financial statements shall be prepared on a basis consistent with the Audited Financial Statements.

(b)         As promptly as practicable, the Seller Representative will deliver to Purchaser true and complete copies of such other regularly-prepared financial statements, reports and analyses as may be prepared or received by Sellers, the Company or any Subsidiary relating to the business or operations of the Company or any Subsidiary.

(c)          Sellers shall cause the Company and the Subsidiaries to provide reasonable cooperation in connection with the IPO Transactions, including by:

(i)                                                             assisting in the preparation for and participation by executives with appropriate seniority and expertise in meetings, drafting sessions, presentations, road shows and due diligence sessions (including accounting due diligence sessions) and sessions with prospective investors in connection with the IPO Transaction;

(ii)                                                          furnishing Purchaser and the Underwriters as promptly as practicable with financial and other pertinent information regarding the Company and the Subsidiaries as may be reasonably requested by Purchaser or the Underwriters to consummate the IPO Transactions and that is customary to be included in a prospectus relating to the IPO Transactions;

(iii)                                                       using reasonable best efforts to obtain accountants’ consent letters (including consents of accountants for use of their reports in any materials relating to the IPO Transactions), legal opinions, surveys, title insurance and landlord estoppel letters as reasonably requested by Purchaser in connection with the IPO Transactions;

(iv)                                                      arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness contemplated by any such debt financing to be paid off, discharged and terminated on the Closing Date; and

(v)                                                         using reasonable best efforts to take all other actions necessary or desirable in connection with the IPO Transactions.

6.06                                          Certain Restrictions.  Sellers will cause the Company and the Subsidiaries to refrain from violating, breaching or defaulting under in any material respect, or taking or failing to take any action that (with or without notice or lapse of time or both) would constitute a material violation or breach of, or default under, any term or provision of any License, including any Gaming License, held or used by the Company or any Subsidiary or any Contract to which the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound.

6.07                                          Books and Records.  On the Closing Date, Sellers will deliver or make available to Purchaser at the offices of the Company and the Subsidiaries all of the Books and Records, and if at any time after the Closing Sellers discover in their possession or under their control any other Books and Records, they will forthwith deliver such Books and Records to Purchaser.

6.08                                          Notice and Cure.  The Seller Representative will notify Purchaser in writing (where appropriate, through updates to the Disclosure Schedule) of, and contemporaneously will provide Purchaser with true and complete copies of any and all information or documents relating to, and will use all reasonable best efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes Known to Sellers, occurring after the date of this Agreement that causes or may reasonably be expected to cause any covenant or agreement of Sellers under this Agreement to be breached or that renders or may reasonably be expected to render untrue any representation or warranty of Sellers contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance.  No notice given pursuant to this Section, including any updates on the Disclosure Schedules, shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Purchaser’s right to seek indemnity under Article XII.

6.09                                          Satisfaction of Conditions.  Sellers will, and will cause the Company and each Subsidiary to (a) execute and deliver at the Closing each agreement, certificate, instrument or other document that Sellers, the Company or Subsidiary, as applicable, is required hereby to execute and deliver as a condition to the Closing and (b) use reasonable best efforts and proceed diligently and in good faith to satisfy each condition to the obligations of Purchaser contained in this Agreement and will not, and will not permit the Company or any

Subsidiary to, take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

6.10                                          Affiliate Agreements.  Except as set forth in Section 6.10 of the Disclosure Schedule, the Sellers shall cause all Affiliate Agreements to be terminated effective as of the Closing, without any further right, obligation or liability of any Person thereunder.

6.11                                          Certification regarding Indemnification Claims.  On the date that is thirty (30) days immediately preceding each of the first and second anniversaries of the Closing Date (or, if such day is not a Business Day, on the immediately succeeding Business Day), each Seller shall deliver to Purchaser a certificate from such Seller (certified by such Seller and an executive officer of the Company), in the form attached hereto as Exhibit E (each a “Seller Certificate”), confirming that, except as expressly set forth in reasonable detail in such certificate, (a) no circumstances exist or events have occurred that constitute or may constitute a breach with respect to any representation or warranty set forth in Articles III or IV that is then surviving in accordance with the terms of this Agreement, and (b) there is no basis for any right to indemnification by any Purchaser Indemnified Party under Article XII.  Absent a determination by the Committee in accordance with Sections 2.09 and 12.02(c) that any disclosures on the Seller Certificates give rise to a right to indemnification by a Purchaser Indemnified Party under Article XII, such disclosures shall not, in and of themselves, constitute an admission by Sellers that any such right to indemnification exists.  Promptly upon receipt of each Seller Certificate, Purchaser shall provide a copy thereof to each member of the Board of Managers of Purchaser.

6.12                                          Pre-Roadshow Bring Down.  On the third Business Day immediately preceding commencement of the “roadshow” to be conducted for purposes of the IPO Transactions, each Seller shall deliver to Purchaser a certificate from such Seller (certified by such Seller and an executive officer of the Company), in the form attached hereto as Exhibit F (each a “Pre-Roadshow Bring Down Certificate”), confirming that, except as expressly set forth in reasonable detail in such certificate, (a) each representation or warranty made by such Seller or made by the Company in this Agreement is true on and as of such Business Day, as though such representation or warranty was made on and as of such Business Day, and (b) no circumstances exist or events have occurred that could reasonably be expected to result in the failure of any condition set forth in Article VIII to be satisfied at Closing (the certifications in clauses (a) and (b), being the “Preliminary Confirmations”).  Promptly upon receipt of each Seller Certificate, Purchaser shall provide a copy thereof to each director of Purchaser.

ARTICLE VII
COVENANTS OF PURCHASER

Purchaser covenants and agrees with Sellers that, at all times from and after the date hereof until the Closing, Purchaser will comply with all covenants and provisions of this Article VII, except to the extent Sellers may otherwise consent in writing.

7.01                                          Regulatory, Gaming and Other Approvals.  Purchaser will as promptly as practicable (a) use reasonable best efforts to obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities, including Gaming Authorities, or any other Person required of Purchaser to consummate the transactions contemplated hereby, including without limitation those described in Sections 4.03 and 4.04 of the Disclosure Schedule, (b) provide such other information and communications to such Governmental or Regulatory Authorities, including Gaming Authorities, or other Persons as Sellers or such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (c) cooperate with Sellers, the Company and the Subsidiaries in connection with the performance of their obligations under Sections 5.01 and 4.02.  Purchaser will provide prompt notification to the Seller Representative when any such consent, approval, action, filing or notice referred to in clause (a) above is obtained, taken, made or given, as applicable, and will advise the Seller Representative of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority, including Gaming Authorities, or other Person regarding any of the transactions contemplated by this Agreement.

7.02                                          HSR Filings.  Purchaser will (i) take promptly all actions necessary to make the filings required of Purchaser or its Affiliates under the HSR Act, (ii) comply at the earliest practicable date with any request for additional information received by Purchaser or its Affiliates from the Federal Trade Commission or the Antitrust Division of the Department of Justice pursuant to the HSR Act and (iii) cooperate with Sellers in connection with Sellers’ filing under the HSR Act and in connection with resolving any investigation or other regulatory inquiry concerning the transactions contemplated by this Agreement commenced by either the Federal Trade Commission or the Antitrust Division of the Department of Justice or state attorneys general.

7.03                                          Governmental or Regulatory Authorities.  Notwithstanding anything to the contrary in Section 7.01 or 7.02, Purchaser shall not be required to (a) defend or contest any Actions or Proceedings by any Governmental or Regulatory Authority, (b) take any action to have vacated, lifted, reversed or overturned any Order of any Governmental or Regulatory Authority, (c) otherwise participate in any Action by any Governmental or Regulatory Authority or other Person commenced or threatened to be commenced which questions the validity or legality of the transactions contemplated hereby, (d) divest or transfer any assets, (e) discontinue any operations, (f) hold separate any assets or operations, (g) make any commitment regarding future operations, or (h) license or otherwise make available any Intellectual Property.

7.04                                          Indemnification and Insurance of Officers and Managers.

(a)         Purchaser agrees that, for a period of six (6) years after the Closing, Purchaser will not, and will not permit the Company or any of its Subsidiaries to, amend, repeal or otherwise modify any provision in the their respective limited liability company agreements in any manner that would materially adversely affect the rights to indemnification, liability limitation or exculpation thereunder of individuals who, as of the date hereof and prior to the Closing Date, were managers, officers, employees or agents of the Company or any Subsidiary, unless such modification is required by applicable law.

(b)         The managers, officers, employees and agents of the Company and the Subsidiaries entitled to the indemnification, liability limitation or exculpation set forth in this Section 7.04 are intended to be third party beneficiaries of this Section 7.04.  This Section 7.04 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Sellers and Purchaser.

(c)          Purchaser shall maintain for a period of six (6) years after the Closing an officers’ and directors’ liability insurance policy in respect of acts or omissions that occurred prior to or at the Closing and covering each person currently covered by the Company’s officers’ and directors’ liability insurance policies on terms with respect to coverage and amount not materially less favorable than those of such policy in effect on the date of this Agreement.

7.05                                          Notice and Cure.  Purchaser will notify the Seller Representative in writing of, and, to the extent not prohibited pursuant to confidentiality or other agreements, contemporaneously will provide the Seller Representative with true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practicable after it becomes known to Purchaser, occurring after the date of this Agreement that causes or will cause any covenant or agreement of Purchaser under this Agreement to be breached or that renders or will render untrue any representation or warranty of Purchaser contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance.  No notice given pursuant to this Section shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit Sellers’ right to seek indemnity under Article XII.

7.06                                          Satisfaction of Conditions.  Purchaser will use reasonable best efforts and proceed diligently and in good faith to satisfy each condition to the obligations of Sellers contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

7.07                                          Employee Matters.

(a)         From and after the Closing, Purchaser shall, or shall cause its applicable Subsidiary (including the Company) to, honor all Benefit Plans (other than the Zuffa LLC 401(k) Profit Sharing Plan and Trust (the “Zuffa 401(k) Plan”)) in accordance with their terms as in effect immediately prior to the Closing.  For a period of one year following Closing (or, if earlier, the date of termination of the relevant employee), Purchaser shall, or shall cause its Subsidiaries (including the Company) to, provide each employee of the Company or its Subsidiaries as of immediately prior to the Closing (the “Company Employees”) with (i) base compensation and annual cash bonus opportunities that, in each case, are not less than the base compensation and annual cash bonus opportunities that were provided to the applicable Company Employee immediately prior to the Closing, and (ii) all other compensation and employee benefits (excluding any equity-based compensation, which shall be determined by Purchaser’s Board of Managers in its sole discretion) that are not less favorable in the aggregate than the other compensation and employee benefits that were provided to the applicable Company Employee immediately prior to the Closing.

(b)         For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the compensation and benefit plans, programs, policies, contracts, agreements and arrangements of Purchaser and its Subsidiaries (including the Company) providing compensation or benefits to any Company Employees after the Closing (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, (i) each Company Employee and his or her eligible dependents and domestic partners shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Benefit Plan in which such Company Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Closing, and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)          Prior to the Closing Date, Purchaser shall ensure that any defined contribution plans in which Company Employees shall be eligible to participate after the Closing that is or are tax-qualified under applicable provisions of the Code will accept eligible rollover distributions of the account balances of Company Employees (in cash and, in the form of a direct rollover, loan notes, if any, evidencing loans to such Company Employees as of the date of distribution) from the Zuffa 401(k) Plan.  Sellers shall take all actions necessary to ensure that the Zuffa 401(k) Plan allows Company Employees to rollover distributions of the account balances of the Company Employees (in cash and in loan notes, if any, evidencing loans to such Company Employees as of the date of distribution).

(d)         Nothing in this Section 7.07 or any other provision of this Agreement shall (i) confer upon any Company Employee or any other Person any right to continue in the employ or service of Sellers, Purchaser, the Company or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Sellers, Purchaser, the Company or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or any other Person at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Sellers, Purchaser, the Company or any of their respective Affiliates, and the applicable

Person; (ii) be construed to establish, amend, or modify any compensation or benefit plan, program, agreement, contract, policy or arrangement; or (iii) limit the ability of Sellers, Purchaser, the Company or any of their respective Affiliates to amend, modify or terminate in accordance with its terms any compensation or benefit plan, program, agreement, contract, policy or arrangement at any time adopted, assumed, established, sponsored or maintained by any of them.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.07 shall create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of Sellers, Purchaser, the Company or any of their respective Affiliates, or any participant in any Benefit Plan or other compensation or benefit plan, program, agreement, contract, policy or arrangement (or any beneficiaries or dependents thereof).

(e)          Immediately prior to the Closing Date, each employee who is a participant in the Company’s annual performance incentive plan or other bonus plan or agreement shall be paid by the Company (less applicable withholdings) a pro-rata portion of the employee’s (i) annual bonus awarded for the fiscal year in which the Closing Date occurs and (ii) any other bonus as determined by the Company, the performance period of which spans one or more years including the fiscal year in which the Closing Date occurs, based on the number of days elapsed in such fiscal year as of the Closing Date in the case of an annual performance bonus, or the number of days elapsed in the performance period prior to the Closing Date in the case of a multi-year arrangement.  Any such payments and the related obligation allocable to the pre-Closing period shall not be a Liability of the Company following the Closing Date.

(f)           Notwithstanding anything to the contrary in this Section 7.07, in no event shall the execution or performance of, or the exercise of any rights under, any employment agreement entered into in accordance with Sections 8.08 and 9.08 hereof constitute, or result in, a breach of this Section 7.07.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder to effect the Closing are subject to the satisfaction, at or before the Closing, of each of the following conditions (all or any of which may, to the extent permitted by Law, be waived in writing in whole or in part by Purchaser in its sole discretion except for the condition set forth in Section 8.06(b) which may not be waived by any party hereto):

8.01                                          Representations and Warranties.  Each of the Company/Seller Fundamental Representations shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.  Each other representation or warranty made by the Company or any or all of the Sellers in this Agreement (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date, and any representation or warranty made as of a specified date earlier than the Closing Date shall have been true and correct in all material respects on and as of such earlier date; provided that to the extent that any representation or warranty is qualified as to materiality or Company Material Adverse Effect pursuant to the terms of such representation or warranty, such representation or warranty shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date unless such representation or warranty was made as of a specified date earlier than the Closing Date in which case such representation shall be true and correct in all respects on and as of such earlier date.

8.02                                          Performance.  Sellers shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Sellers at or before the Closing.

8.03                                          Seller Deliverables.  Sellers shall have delivered to Purchaser:

(a)         a statement setting forth the aggregate amount of the Closing Indebtedness, along with applicable wire transfer instructions;

(b)         the Payoff Letters;

(c)          a certificate from each Seller (certified by such Seller and an executive officer of the Company), dated the Closing Date, substantially in the form and to the effect of Exhibit B hereto;

(d)         a copy of a good standing certificate with respect to the Company and each Subsidiary from the secretary of state of the state under whose laws the applicable entity was formed, in each case as of a date not earlier than ten Business Days prior to the Closing Date; and

(e)          written resignations effective as of the Closing, in a form reasonably acceptable to Purchaser, of each officer and each director of the Company or any Subsidiary, other than those officers and directors set forth on Section 8.03(d) of the Disclosure Schedule.

8.04                                          Orders and Laws.  There shall not be in effect on the Closing Date any Order or Law, including any Gaming Laws, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or which could reasonably be expected to otherwise result in a material diminution of the benefits of the transactions contemplated by this Agreement to Purchaser, and there shall not be pending on the Closing Date any Action or Proceeding in, before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment, promulgation or deemed applicability to Purchaser, the Company, any Subsidiary or the transactions contemplated by this Agreement of any such Law.

8.05                                          Regulatory Consents and Approvals.  All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority, including any Gaming Authority, necessary to permit Purchaser and Sellers to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (a) shall have been duly obtained, made or given, (b) shall be in form and substance reasonably satisfactory to Purchaser, (c) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (d) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act, shall have occurred.

8.06                                          Third Party Consents.

(a)         Sellers shall have obtained and delivered to Purchaser all consents (or in lieu thereof waivers) listed on Schedule 8.06 attached hereto to the performance by Purchaser and Sellers of their obligations under this Agreement or to the consummation of the transactions contemplated hereby.  Such consents (or in lieu thereof waivers) (i) shall be in form and substance reasonably satisfactory to Purchaser, (ii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (iii) shall be in full force and effect.

(b)         The Lender Directors’ Consent shall have been obtained.

8.07                                          IPO Transactions.  The IPO Transactions shall have been consummated and Purchaser or its Affiliates shall have entered into the ancillary agreements described in the prospectus therefor, in each case in form and substance satisfactory to Purchaser.

8.08                                          Availability of Funds.  Purchaser or its Affiliates shall have funds available (including the availability of financing on terms reasonably satisfactory to Purchaser) in an amount at least equal to the sum of the Purchase Price, the amount of Closing Indebtedness and the expenses of Purchaser incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

8.09                                          Availability of Specified Executives.  None of the Specified Executives shall have resigned from his employment or provided the Company or Purchaser or any of their Affiliates with verbal or written notice of his intention to resign.

ARTICLE IX
CONDITIONS TO OBLIGATIONS OF SELLERS

The obligations of Sellers hereunder to effect the Closing are subject to the satisfaction, at or before the Closing, of each of the following conditions (all or any of which may, to the extent permitted by Law, be waived in writing in whole or in part by Seller Representative on behalf of Sellers in his sole discretion, except for the condition set forth in Section 9.06(b) which may not be waived by any party hereto):

9.01                                          Representations and Warranties.  Each of the Purchaser Fundamental Representations shall be true in all respects on and as of the date hereof and on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.  Each other representations and warranties made by Purchaser in this Agreement (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date and any representation or warranty made as of a specified date earlier than the Closing Date shall have been true and correct in all material respects as of such date; provided that to the extent that any representation or warranty is qualified as to materiality pursuant to the terms of such representation or warranty, such representation or warranty shall be true and correct in all respects as of the Closing Date unless such representation or warranty was made as of a specified date earlier that the Closing Date in which case such representation shall be true and correct in all respects on and as of such earlier date.

9.02                                          Performance.  Purchaser shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

9.03                                          Officers’ Certificates.  Purchaser shall have delivered to Sellers a certificate, dated the Closing Date and executed in the name and on behalf of Purchaser by the Chairman of the Board, the President or any Executive or Senior Vice President of Purchaser, substantially in the form and to the effect of Exhibit C hereto, and a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of Purchaser, substantially in the form and to the effect of Exhibit D hereto.

9.04                                          Orders and Laws.  There shall not be in effect on the Closing Date any Order or Law, including any Gaming Laws, that became effective after the date of this Agreement restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

9.05                                          Regulatory Consents and Approvals.  All consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority, including any Gaming Authority, necessary to permit Sellers and Purchaser to perform their obligations under this Agreement and to consummate the transactions contemplated hereby (a) shall have been duly obtained, made or given, (b) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (c) shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act, shall have occurred.

9.06                                          Third Party Consents.

(a)         All consents (or in lieu thereof waivers) to the performance by Sellers of their obligations hereunder and to the consummation of the transactions contemplated hereby as are required under the Contracts listed in Section 8.06 of the Disclosure Schedule (i) shall have been obtained, (ii) shall not be subject to the satisfaction of any condition that has not been satisfied or waived and (iii) shall be in full force and effect.

(b)         The Lender Directors’ Consent shall have been obtained.

9.07                                          IPO Transactions.  The IPO Transactions shall have been consummated and Purchaser or its Affiliates shall have entered into the ancillary agreements described in the prospectus therefor, in each case in form and substance satisfactory to Sellers.

ARTICLE X
TAX MATTERS

10.01                                   Tax Indemnity.  Sellers hereby agree, jointly and severally, to be liable for and to indemnify Purchaser from and against (a) all Taxes of the Company and each Subsidiary (or any predecessor thereof) for any Pre-Closing Tax Period (determined as provided in Section 10.02); and (b) all Transfer Taxes for which Sellers are responsible pursuant to Section 10.05.

10.02                                   Allocations; Straddle Periods.  In the case of any Taxes other than property and ad valorem Taxes, obligations shall be allocated to the Pre-Closing Tax Period or the Post-Closing Tax Period, as applicable, by assuming that the Pre-Closing Tax Period and the Post-Closing Tax Period consisted of two (2) taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date and items of income, gain, deduction, loss or credit shall be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books were closed at the close of the Closing Date.  In the case of any property or ad valorem Taxes, obligations shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period based upon a fraction, the numerator of which is the number of calendar days in the period ending on the close of the Closing Date, in the case of an allocation to a Pre-Closing Tax Period, or the number of calendar days in the period beginning the day following the Closing Date and ending on the last day of the period, in the case of an allocation to a Post-Closing Tax Period, and in each case the denominator of which is the number of calendar days in the entire period.

10.03                                   Tax Returns.

(a)         Sellers shall, at the sole cost and expense of the Sellers, prepare (or cause to be prepared) all Tax Returns of the Company and the Subsidiaries, including IRS Form 1065, for each taxable year that ends on or prior to the Closing Date (each a “Seller Prepared Return”).  Each Seller Prepared Return shall be prepared in accordance with the past practices and customs of the Company and the Subsidiaries except as otherwise required by Law.  Subject to the Seller Representative’s prior written consent, neither the Company nor any Subsidiary shall amend or file any Tax Return, or make any retroactive Tax election, relating to any tax period ending on or before the Closing Date.

(b)         Purchaser shall, at the sole cost and expense of Purchaser, prepare (or cause to be prepared) all Tax Returns of the Company and each Subsidiary for each Straddle Period (each, a “Shared Return”).  Each Shared Return shall be prepared on a basis consistent with past practices and customs of each Company and Subsidiary and shall be delivered to the Seller Representative, for the review and approval of the Seller Representative, at least ten (10) days prior to the due date for such Tax Return (including any applicable extensions).  The Purchaser shall cause the Shared Return to incorporate any changes reasonably requested by the Seller Representative that are consistent with the past practices and customs of the Company and each Subsidiary, as applicable. The Seller Representative and the Purchaser shall attempt in good faith to resolve any disagreements regarding the Shared Returns subject to the dispute resolution procedures of Section 10.08.  In no event shall the provision of comments by the Seller Representative prevent the Purchaser from timely filing any Shared Return, subject to amendment to reflect the resolution when rendered by the Arbitrating Accountants.  Any Pre-Closing Tax Obligations owed by Sellers on a Shared Return shall be paid by Sellers to Purchaser by the due date of such Shared Return.

10.04                                   Cooperation.  After the Closing Date, Sellers and Purchaser shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation of all Tax Returns pursuant to this Article X, in connection with any Tax investigation, audit or other proceeding and any other matters relating to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Return, investigation, audit or other proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

10.05                                   Transfer Taxes.  Each of Purchaser, on the one hand, and Sellers, jointly and severally, on the other hand, shall pay 50% of all sales, use, transfer, real property transfer, recording, gains, stock transfer and other similar taxes and fees (“Transfer Taxes”) arising out of or in connection with the transactions effected pursuant to this Agreement. Purchaser shall file all necessary documentation and Tax Returns with respect to such Transfer Taxes, and Sellers shall cooperate in the preparation and filing of such Tax Returns, including by joining in the execution of any such Tax Return and/or providing documentation required to establish an exemption from Transfer Taxes as required or allowed by law.

10.06                                   Tax Refunds.  Any Tax refunds that are received by Purchaser, the Company or any Subsidiary, and any amounts credited against Taxes to which Purchaser, the Company or any Subsidiary becomes entitled, in each case that relate to any Pre-Closing Tax Period, shall be for the account of Sellers and shall be forwarded by Purchaser to Sellers promptly following receipt, but in no event later than fifteen (15) days after receipt or entitlement thereto, provided, however, that Sellers shall not be entitled to any refund that is attributable to the carryback of losses arising in or attributable to a Post-Closing Tax Period.

10.07                                   Tax Audits.

(a)         If notice of any judicial, administrative or arbitral actions, suits, mediation, investigation, inquiry, proceedings or claims (including counterclaims) by or before any Governmental or Regulatory Authority with respect to Taxes of the Company or any Subsidiary (a “Tax Claim”) shall be received by any party for which another party would be liable pursuant to this Article X, the notified party shall notify such other parties in writing of such Tax Claim.

(b)         The Seller Representative may elect, within 30 days of receiving such notice, to direct any Tax Claim, at Sellers expense, that relates solely to a Pre-Closing Tax Period (a “Seller Tax Contest”) and to employ counsel of its choice; provided, however, that Purchaser shall have the right, at its expense, to consult with the Seller Representative regarding such Seller Tax Contest.  Purchaser, at its expense, shall have the right to control all other Tax Claims (each a “Purchaser’s Tax Contest”); provided, however, that the Seller Representative shall have the right, at its expense, to consult with Purchaser regarding a Purchaser’s Tax Contest if Sellers would be liable for a portion of the Taxes that may result from the Purchaser’s Tax Contest; and provided, further, that Purchaser may not agree to settle any such Purchaser’s Tax Contest without the Seller Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, unless the Purchaser agrees to assume and become liable for all Taxes resulting from the Purchaser’s Tax Contest.  In the event of a conflict between the provisions of this Section 10.07, on the one hand, and the provisions of Section 12.02, on the other, the provisions of this Section 10.07 shall control.

10.08                                   Disputes.  Notwithstanding the terms and conditions of Section 14.14, any dispute as to any matter covered under this Article X (a “Tax Dispute”) shall be resolved through binding arbitration administered by tax experts of the Arbitrating Accountants.  The place of the arbitration shall be Las Vegas, Nevada and the arbitration shall be conducted in the English language.  The Arbitrating Accountants shall be instructed to resolve the Tax Dispute and such resolution shall be (A) set forth in writing and signed by the Arbitrating Accountants, (B) delivered to each party involved in the Tax Dispute as soon as practicable after the Tax Dispute is submitted to the Arbitrating Accountants but no later than the fifteenth (15th) day after the Arbitrating Accountants are instructed to resolve the Tax Dispute, (C) made in accordance with this Agreement, and (D) final, binding and conclusive on the parties involved in the Tax Dispute on the date of delivery of such resolution.  The Arbitrating Accountants shall only be authorized on any one issue to decide in favor of and choose the position of either of the parties involved in the Tax Dispute or to decide upon a compromise position between the ranges presented by the Parties to the Arbitrating Accountants.  The Arbitrating Accountants shall base their decision solely upon the presentations of the parties to the Arbitrating Accountants at a hearing held before the Arbitrating Accountants and upon any materials made available by either party and not upon independent review.  The fees and expenses of the Arbitrating Accountants shall be borne by Purchaser, on the one hand, and Sellers, on the other hand, in accordance with the principles set forth in the last two sentences of Section 2.04(d).  Purchaser and Sellers shall keep the decision of the Arbitrating Accountants confidential, except to the extent required by Law or pursuant to disclosure of Tax Returns.

10.09                                   Purchase Price Adjustment.  For federal, state and local Tax purposes, any payments made under this Article X shall be treated by the Purchaser and Sellers as an adjustment to the Purchase Price except as otherwise required by applicable Law or pursuant to a good faith resolution of a Tax Claim.

ARTICLE XI
SURVIVAL OF REPRESENTATIONS, WARRANTIES,
COVENANTS AND AGREEMENTS

11.01                                   Survival of Representations, Warranties, Covenants and Agreements.  Notwithstanding any right of Purchaser (whether or not exercised) to investigate the affairs of the Company and the Subsidiaries or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Sellers and Purchaser have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement.  Except as provided in the following sentence, each of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing until the later of (x) the date that is twelve (12) months after the Closing and (y) the date that is thirty (30) days after Purchaser’s receipt of the report by its external auditors on the audited balance sheets of Purchaser and its consolidated subsidiaries (including the Company and the Subsidiaries) and the related audited consolidated statements of operations, members’ equity and cash flow with respect to the year ended December 31, 2016.  Notwithstanding the foregoing, the representations, warranties, covenants and agreements of Sellers and Purchaser contained in this Agreement will survive the Closing (a) until the date that is eighteen (18) months after the Closing with respect to the representations and warranties contained in Section 3.12; (b) indefinitely with respect to (i) the representations and warranties contained in (A) Sections 3.02, 3.03, 3.05(b), 3.23, 4.02, 4.03, 4.04(b) (the “Company/Seller Fundamental Representations”) and (B) Sections 5.02 and 5.07 (the “Purchaser Fundamental Representations”) and (ii) the covenants and agreements contained in Sections 2.06 and 14.04; (c) until sixty (60) days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to matters covered by Sections 3.09 and Article X; (d) for six (6) months in the case of any covenant or agreement to be performed in whole or in part on or prior to the Closing; or (e) with respect to each other covenant or agreement contained in this Agreement, until sixty (60) days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely; provided that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (a), (c), (d) or (e) above will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given under Article XII on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Article XII.  Following the expiration of a representation, warranty, covenant or agreement as set forth above, no Action or Proceeding may be initiated by any Purchaser Indemnified Party or Seller Indemnified Party with respect thereto, regardless of any statute of limitations period that would otherwise apply.

ARTICLE XII
INDEMNIFICATION

12.01                                   Indemnification.

(a)         Subject to paragraphs (c) of this Section 12.01 and the other Sections of this Article XII,

(i)                                                             each Seller shall indemnify the Purchaser Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, whether or not involving a third-party claim, directly or indirectly resulting from, arising out of or relating to any breach of any representation or warranty made by such Seller; and

(ii)                                                          Sellers shall, jointly and severally, indemnify the Purchaser Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, whether or not involving a third-party claim, directly or indirectly resulting from, arising out of or relating to (A) any breach of any representation or warranty made by the Company in this Agreement, (B) nonfulfillment of or failure to perform any covenant or agreement on the part of Sellers contained in this Agreement, (C) the Excluded Assets, including all obligations and liabilities related thereto or (D) the matters set forth in Section 3.08 of the Disclosure Schedule.

(b)         Subject to the other Sections of this Article XII, Purchaser shall indemnify the Seller Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any breach of representation or warranty made by Purchaser in this Agreement or (ii) nonfulfillment of or failure to perform any covenant or agreement on the part of Purchaser contained in this Agreement.

(c)          Notwithstanding anything to the contrary in this Section 12.01, Sellers shall have no obligation to indemnify any Purchaser Indemnified Parties pursuant to Section 12.01(a)(ii)(A) (i) unless and until such time as the aggregate amount of all Losses suffered by, imposed on or incurred by the Purchaser Indemnified Parties exceeds an amount equal to Four Million Dollars ($4,000,000) (the “Threshold”), and then only for such excess, or (ii) for any claim or series of related claims for which the Losses aggregate less than One Hundred Fifty Thousand Dollars ($150,000) (the “Basket”) (provided, if such Losses do aggregate to or exceed such amount, the Purchaser Indemnified Parties shall be entitled to indemnification for the entire aggregate amount of such Losses, irrespective of the Basket but subject to the Threshold); provided, however, that (A) neither the Threshold nor the Basket shall apply to Losses arising from any breach of any Company/Seller Fundamental Representation or of any of those representations and warranties set forth in Section 3.08 or 3.09 or in the case of fraud or criminal or willful misconduct, (B) the cumulative aggregate indemnity obligations of Sellers under Section 12.01(a)(ii)(A) with respect to representations and warranties other than (x) the Company/Seller Fundamental Representations, (y) any representations and warranties set forth in Section 3.08 or 3.09, or (z) in the case of fraud or criminal or willful misconduct shall in no event exceed Forty Six Million Dollars ($46,000,000), and (C) the cumulative aggregate indemnity obligations of Sellers under Section 12.01(a)(i) or 12.01(a)(ii)(A) with respect to the Company/Seller Fundamental Representations or any representations and warranties set forth in Section 3.08 or 3.09 shall in no event exceed the Purchase Price (determined without regard to Section 12.04), other than in the case of fraud or criminal or willful misconduct.

(d)         The indemnification obligation of any particular Seller for Losses arising under Section 12.01(a)(i) or 12.01(a)(ii)(A) shall not, other than in the case of fraud or criminal or willful misconduct of such Seller, exceed such Seller’s allocable portion of the Purchase Price.  The indemnification obligation of any Purchaser for Losses arising under Section 12.01(b)(i) shall not, other than in the case of fraud or criminal or willful misconduct of Purchaser, exceed the Purchase Price (determined without regard to Section 12.04).

(e)          No Seller shall have, and no Seller shall exercise or assert (or attempt to exercise or assert), any right of contribution, reimbursement, subrogation or indemnity against the Company or any Subsidiary in connection with any indemnification obligation to which such Seller may become subject pursuant to this Agreement.  From and after the Closing Date, Sellers hereby irrevocably waive and release the Company and each Subsidiary from any such right of contribution, reimbursement, subrogation or indemnity.

(f)           For purposes of determining the occurrence of a breach of a representation or warranty or the amount of any Losses under this Section 12.01, any materiality qualifiers (including Company Material Adverse Effect), or monetary thresholds to similar effect contained in the applicable representation and warranty shall be deemed to be deleted and shall be given no force or effect.

12.02                                   Method of Asserting Claims.  All claims for indemnification by any Indemnified Party under Section 12.01 will be asserted and resolved as follows:

(a)                                 In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 12.01 is asserted against or sought to be collected from such Indemnified Party by a Person other than Sellers or any Affiliate of Sellers or of Purchaser (a “Third Party Claim”), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party.  If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party’s ability to defend has been irreparably prejudiced by such failure of the Indemnified Party.  The Indemnifying Party will notify the Indemnified Party as soon as practicable whether the Indemnifying Party disputes its liability to the Indemnified Party under Section 12.01 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.  The Indemnifying Party will be entitled to participate in such Third Party Claim and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Third Party Claim and the Indemnified Party determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third Party Claim and provide indemnification with respect to such Third Party Claim), to assume the defense of such Third Party Claim with counsel satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under Section 12.01 for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third Party Claim.  The Indemnifying Party will have fifteen (15) days from receipt of a notice of a Third Party Claim from an Indemnified Party to assume the defense thereof.  The Indemnifying Party shall keep the Indemnified Party reasonably informed of the status of defense.

(b)         Subject to Section 12.02(c), in the event any Indemnified Party should have a claim under Section 12.01 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party.  The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party’s rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby.  If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within thirty (30) days following receipt of such Indemnity Notice whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss arising from the claim specified in such Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 12.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof.  If the Indemnifying Party has timely disputed its liability with respect to such claim, the

Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute.

(c)          Notwithstanding anything in Section 12.02(b) to the contrary but without limiting the rights of any Purchaser Indemnified Party under Section 12.02(a) with respect to Third Party Claims, the determination of whether any Purchaser Indemnified Party makes any claim or demand for indemnification under Section 12.01(a)(i) that is based on any disclosures set forth in the Seller Certificates shall be vested exclusively in the Committee.  The Committee shall have sole authority to determine whether any Purchaser Indemnified Party shall assert any such indemnification claim and, in making such determination, may be assisted by independent legal and financial advisors of its choosing, the costs of which shall be borne by Purchaser and shall not be taken into account in determining the amount of indemnifiable Losses, if any.

12.03                                   Release. Effective as of the Closing, each Seller, on behalf of itself and its Affiliates, hereby releases and discharges the Company and each Subsidiary, and each of Representatives of any of the foregoing, from any and all Liabilities arising in respect of any period ending on or prior to the Closing other than any Liabilities (a) arising under this Agreement or (b) in respect of indemnification rights specified in Section 7.04.

12.04                                   Purchase Price Adjustment.  For federal, state and local Tax purposes, any payments made under this Article XII shall be treated by the Purchaser and Sellers as an adjustment to the Purchase Price except as otherwise required by applicable Law or pursuant to the good faith resolution of a Tax Claim.

ARTICLE XIII
TERMINATION

13.01                                   Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a)         at any time before the Closing, by mutual written agreement of the Seller Representative on behalf of Sellers and Purchaser;

(b)         at any time before the Closing, by the Seller Representative on behalf of Sellers or Purchaser, in the event (i) of a material breach hereof by the non-terminating party if such non-terminating party fails to cure such breach within twenty (20) Business Days following notification thereof by the terminating party or (ii) upon notification of the non-terminating party by the terminating party that the satisfaction of any condition to the terminating party’s obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a breach hereof by the terminating party;

(c)          at any time before the Closing, by the Seller Representative on behalf of Sellers or by Purchaser, in the event that any Order or Law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, upon notification of the non-terminating party by the terminating party;

(d)         at any time after May 31, 2016 (the “Termination Date”) by the Seller Representative or Purchaser upon notification of the non-terminating party by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by the terminating party; provided, that if all of the conditions to Closing shall have been satisfied, shall be capable of being satisfied at such time or would be capable of being satisfied at such time but for the fact that the conditions set forth in Sections 8.05, 8.07 and 9.05 are not satisfied, the Termination Date may be extended by Purchaser or the Seller Representative from time to time by written notice to the other to a date not later than July 31, 2016; or

(e)          at any time prior to commencement of the “roadshow” to be conducted for purposes of the IPO Transactions, by Purchaser, in the event that (i) any Seller fails to timely deliver a Pre-Roadshow Bring Down Certificate in accordance with Section 13.03, or (ii) any Pre-Roadshow Bring Down Certificate delivered to Purchaser fails to make the Preliminary Confirmations without qualification thereof or exception thereto.

13.02                                   Effect of Termination.  If this Agreement is validly terminated pursuant to Section 13.01, this Agreement will forthwith become null and void, and there will be no liability or obligation (other than any liabilities or obligations resulting from fraud or criminal or willful misconduct) on the part of Sellers or Purchaser (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except that the provisions with respect to expenses in Section 14.04 and confidentiality in Section 14.05 will continue to apply following any such termination.

ARTICLE XIV
MISCELLANEOUS

14.01                                   Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given:  (a) on the date of service if served personally on the party to whom notice is to be given; (b) on the day of transmission if sent via facsimile transmission to the facsimile number given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission; (c) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Purchaser, to:

Station Casinos LLC
1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

Facsimile No.:  702-795-4245
Attention:  General Counsel

with a copy, which shall not constitute notice, to:

The Special Committee of Station Casinos LLC

c/o Station Casinos LLC

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

Facsimile No.:  702-795-4245

Attention:  Dr. James Nave

with a copy, which shall not constitute notice, to each Lender Director, in each case at such address as Purchaser or such Lender Director may from time to time specify by notice to Sellers.

If to Sellers, to the Seller Representative:

Frank J. Fertitta III
1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

Facsimile No.:  702-692-3701

with a copy, which shall not constitute notice, to:

Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street, 30th Floor

Los Angeles, CA 90017
Facsimile No.:  213-892-4733
Attention:  Kenneth J. Baronsky

Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

14.02                                   Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the parties agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.  Each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy.  Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

14.03                                   Entire Agreement.  This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

14.04                                   Expenses.  Whether or not the transactions contemplated hereby are consummated, Purchaser shall pay its own costs and expenses and shall pay or reimburse

Sellers for the out-of-pocket fees and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby; provided, that Purchaser shall not, directly or indirectly, bear, pay or reimburse any fees and expenses or portion thereof in respect of any premium, bonus, success or similar non-standard and non-hourly-based consideration for legal or accounting services.

14.05                                   Public Announcements.  At all times at or before the Closing, Sellers and Purchaser will not, and Sellers will cause the Company not to, issue or make any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld; provided, that Purchaser may include a summary description of this Agreement in the prospectus included in the registration statement filed in connection with the IPO Transactions and file a copy of this Agreement with the U.S. Securities and Exchange Commission.  Subject to the foregoing proviso, if either party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by Law in order to discharge such party’s disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof.  Sellers and Purchaser will also obtain the other party’s prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

14.06                                   Confidentiality Each party hereto will hold, and will use its best efforts to cause its Affiliates, and in the case of Purchaser, any Person who has provided, or who is considering providing, financing to Purchaser to finance all or any portion of the Purchase Price or who is providing or considering providing underwriting services in connection with the IPO Transactions, and their respective Representatives to hold, in strict confidence from any Person (other than any such Affiliate, Representative, or Person who has provided, or who is considering providing, financing or underwriting services), unless (i) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental or Regulatory Authorities) or by other requirements of Law or (ii) disclosed in an Action or Proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party’s Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously known by the party receiving such documents or information, (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential; provided that following the Closing the foregoing restrictions will not apply to Purchaser’s use of documents and information concerning the Company and the Subsidiaries furnished by Sellers hereunder.  In the event the transactions contemplated hereby are not consummated, upon the request of the other party, each party hereto will, and will cause its Affiliates, any Person who has provided, or who is considering providing, financing to such party and their respective Representatives to, promptly (and in no event later than five (5) Business Days after such request) redeliver or cause to be redelivered all copies of documents and information furnished by the other party in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the party furnished such documents and information or its Representatives.

14.07                                   Waiver.  Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition.  No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.  All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

14.08                                   Amendment.  This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto; provided, however, that no amendment or other modification may be made to this Agreement that has the effect of waiving or otherwise altering the overall effect of Sections 8.06(b) or 9.06(b) without the prior written approval of the Lender Directors.

14.09                                   No Third-Party Beneficiary.  The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article XII, except that the Lender Directors shall be third-party beneficiaries with a right of enforcement only of the conditions set forth in Section 8.06(b) and 9.06(b).

14.10                                   No Assignment; Binding Effect.  Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except (a) for assignments and transfers by operation of Law and (b) that Purchaser may assign any or all of its rights, interests and obligations hereunder (including without limitation its rights under Article XI) to (i) a wholly-owned subsidiary, provided that any such subsidiary agrees in writing to be bound by all of the terms, conditions and provisions contained herein, (ii) any post-Closing purchaser of all of the issued and outstanding membership interests of the Company or a substantial part of its assets or (iii) any financial institution providing purchase money or other financing to Purchaser or the Company from time to time as collateral security for such financing, but no such assignment referred to in clause (i) or (ii) shall relieve Purchaser of its obligations hereunder.  Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

14.11                                   Headings; Schedules.  The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. Each exception to the any representation or warranty disclosed on one section of the Disclosure Schedule shall constitute an exception to all other applicable representations and warranties made in this Agreement requiring disclosure of such exception to the extent that such exception is reasonably apparently from a plain reading of the disclosure contained in such section.

14.12                                   Invalid Provisions.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

14.13                                   Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to a Contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

14.14                                   Disputes.  Any dispute, claim or controversy arising out of or relating to this Agreement that cannot be resolved amicably by the parties, including the scope or applicability of this agreement to arbitrate, shall be determined by binding arbitration pursuant to Section 349 of the Rules of the Court of Chancery of the State of Delaware if it is eligible for such arbitration.  If the dispute claim or controversy is not eligible for such arbitration, it shall be settled by arbitration administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Rules and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  Any AAA arbitration proceeding shall be conducted in the State of Delaware.  The AAA arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including the issuance of an injunction or other equitable relief.  However, any party may, without inconsistency with this arbitration provision, apply to any court having jurisdiction hereof and seek interim provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved.  Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, or to obtain interim relief, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTER-CLAIM, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY MATTER ARISING HEREUNDER.

14.15                                   Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14.16                                   Seller Representative.  Each Seller, by the execution of this Agreement, shall be deemed to have irrevocably appointed, authorized and directed Frank J. Fertitta III, in his capacity as the Seller Representative, to act as such Seller’s agent, representative, proxy and attorney-in-fact for the purpose of effecting the consummation of the transactions contemplated by this Agreement and exercising, on behalf of all Sellers, the rights and powers of Sellers hereunder and thereunder.  Without limiting the generality of the foregoing, the Seller Representative shall have full power and authority, and is hereby directed, for and on behalf of all Sellers, to take such action, and to exercise such rights, power and authority, as are authorized, delegated and granted to the Seller Representative hereunder in connection with the transactions contemplated hereby and to exercise such rights, power and authority as are incidental thereto, to represent any Seller at and after the Closing, to give or receive any notices required or permitted to be given hereunder and thereunder, to accept service of process on behalf of any Seller, to execute and deliver, or hold in escrow and release, any exhibits or amendments to this Agreement, or any other agreements, certificates, statements, notices, approvals, extensions or waivers relating to the transactions contemplated hereby or thereby, to conduct or cease to conduct the defense of all claims against any Seller in connection with this Agreement, and to settle all such claims on behalf of all Sellers.  The appointment and agency created hereby is irrevocable, and shall be deemed to be coupled with an interest.  The Seller Representative shall serve as such from the date hereof until the earlier of his resignation, death or incapacity or the completion of his obligations hereunder.  In the event that Frank J. Fertitta III is unable or unwilling to continue to serve as the Seller Representative, or otherwise ceases to be Sellers Representative, his successor shall be promptly appointed by Sellers.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

STATION CASINOS LLC

By:	/s/ Richard J. Haskins
Name: Richard J. Haskins
Title: Executive Vice President

FERTITTA ENTERTAINMENT LLC

By: FERTITTA HOLDCO LLC
Its: Manager

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Manager

FERTITTA BUSINESS MANAGEMENT LLC

By: F & J FERTITTA FAMILY BUSINESS TRUST
Its: Member

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Trustee

By: L & T FERTITTA FAMILY BUSINESS TRUST
Its: Member

By:	/s/ Lorenzo J. Fertitta
Name: Lorenzo J. Fertitta
Title: Trustee

LNA INVESTMENTS, LLC

By:	/s/ Lorenzo J. Fertitta
Name: Lorenzo J. Fertitta
Title: Manager

KVF INVESTMENTS, LLC

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Manager

FE EMPLOYEECO LLC

By: FERTITTA HOLDCO LLC
Its: Manager

By:	/s/ Frank J. Fertitta III
Name: Frank J. Fertitta III
Title: Manager

/s/ Frank J. Fertitta III
Frank J. Fertitta III, as the Seller Representative